                                               Filed Pursuant to Rule: 424(b)(5)
                                               Registration No. 333-70371

PROSPECTUS SUPPLEMENT
(To prospectus dated February 3, 1999)

                                3,460,000 Shares

           [LOGO OF MIDCOAST ENERGY RESOURCES, INC. APPEARS HERE]

                                  Common Stock

                               -----------------

      Midcoast Energy Resources, Inc. is selling 3,370,000 shares of common stock, and certain of our stockholders named in this prospectus supplement are selling 90,000 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      The common stock trades on the American Stock Exchange under the symbol "MRS." On May 24, 1999, the last sale price of our common stock as reported on the American Stock Exchange was $16 5/16 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page S-8 of this prospectus supplement.

                               -----------------

                                                         Per Share    Total
                                                         --------- -----------
      Public Offering Price............................. $16.3125  $56,441,250
      Underwriting Discount.............................     $.88   $3,044,800
      Proceeds, before expenses, to Midcoast Energy
       Resources........................................ $15.4325  $52,007,525
      Proceeds to the selling stockholders.............. $15.4325   $1,388,925

      The underwriters may also purchase up to an additional 519,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of common stock will be ready for delivery in New York, New York on or about May 28, 1999.

                               -----------------

Merrill Lynch & Co.

                               CIBC World Markets

                                                           Prudential Securities

                               -----------------

            The date of this prospectus supplement is May 24, 1999.

[Map of our principal transmission pipelines, end-user pipelines, gathering systems and processing plants located in Alabama, Louisiana, Mississippi, Oklahoma and Texas]

                               [Four color map]

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-2
Summary Historical Consolidated Financial and Operating Data.............  S-6
Risk Factors.............................................................  S-8
Forward-Looking Statements............................................... S-13
Use of Proceeds.......................................................... S-14
Price Range of Common Stock and Dividend Policy.......................... S-15
Capitalization........................................................... S-16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-17
Business and Properties.................................................. S-27
Management............................................................... S-39
Selling Stockholders..................................................... S-40
Underwriting............................................................. S-42
Legal Matters............................................................ S-44
Experts.................................................................. S-44
Index to Financial Statements............................................  F-1

                                   Prospectus

                                                                          Page
                                                                          ----
About This Prospectus....................................................    2
Where You Can Find More Information......................................    2
Incorporation of Certain Documents by Reference..........................    3
Summary..................................................................    4
Forward-Looking Statements...............................................    4
Use of Proceeds..........................................................    5
Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and
 Preferred Stock Dividends...............................................    5
Description of Debt Securities...........................................    5
Description of Capital Stock.............................................   11
Description of Warrants..................................................   14
Selling Security Holders.................................................   16
Plan of Distribution.....................................................   16
Legal Matters............................................................   17
Experts..................................................................   18

                               -----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date. Information included in the accompanying prospectus has not been updated or changed since the date of the accompanying prospectus, including the effect of a five-for-four stock split effected on March 1, 1999.

                               -----------------

      This prospectus supplement and the accompanying prospectus contain summaries of certain agreements entered into by us that have been filed as exhibits to the registration statement related to or incorporated by reference in this prospectus supplement and the accompanying prospectus. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the exhibits. You should refer to each exhibit for a complete description of the matter involved.

                               -----------------

      In this prospectus supplement, the "company," "Midcoast," "we," "us" and "our" refer to Midcoast Energy Resources, Inc. and its subsidiaries. Volumes expressed in cubic feet of natural gas may include quantities of petroleum liquids. In such cases, petroleum liquids quantities have been converted to a natural gas equivalent unit basis using a conversion ratio of 6,000 cubic feet of natural gas to one barrel of petroleum liquids, consistent with industry standards.

                         PROSPECTUS SUPPLEMENT SUMMARY

     We are a rapidly growing pipeline company engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. We currently own and operate over 2,450 miles of pipeline, including interstate and intrastate transmission pipelines, end-user pipelines and gathering systems, with an aggregate daily throughput capacity of approximately
2.5 billion cubic feet of natural gas ("Bcf") per day. In addition, we have four processing and treating plants with an aggregate throughput capacity of approximately 100 million cubic feet of natural gas ("Mmcf") per day. Our principal assets are located in Alabama, Louisiana, Mississippi, Oklahoma, Texas and Canada.

     Since 1996, we have grown significantly by acquiring or constructing 49 pipeline systems at an aggregate cost of over $161 million. As a result, our average daily throughput increased to approximately 607 Mmcf per day as of December 31, 1998 from approximately 110 Mmcf per day in 1996. In addition, our EBITDA (as defined later) and net income increased to $16.9 million and $9.1 million, respectively, in 1998 from $3.1 million and $1.9 million, respectively, in 1996.

     We segregate our business activities into three principal segments:

  . Transmission Pipelines. We own and operate two interstate and one intrastate transmission pipelines. These systems primarily receive and deliver natural gas to and from other pipelines and also serve end-user or gathering functions. Our primary transmission systems, which were acquired in 1997, are the MIT system, located principally in northern Alabama along the Tennessee River Valley, and the Midla system, located in Louisiana and Mississippi. Average daily natural gas transmission volumes increased 84% to 269 Mmcf per day in 1998 from 146 Mmcf per day in 1997. The Transmission Pipelines segment accounted for $13.2 million or 57% of our gross margin in 1998.

  . End-User Pipelines. We own and operate 20 end-user systems that provide a direct supply of natural gas to industrial companies, municipalities or electric generating facilities through interconnect gas pipelines that we construct or acquire. Some of our end-user customers include Amoco Chemical Company, Champion International Corporation, Exxon Chemical Company, Georgia Pacific Corporation and Owens Corning Corporation. Our average daily end-user volumes increased 149% to 167 Mmcf per day in 1998 from 67 Mmcf per day in 1997. The End-User Pipelines segment accounted for $5.0 million or 22% of our gross margin in 1998.

  . Gathering Pipelines and Natural Gas Processing. Our 36 gathering systems typically consist of a network of pipelines that collect natural gas or crude oil from points near producing wells and transport it to larger pipelines for further transmission. Processing revenues are realized from the extraction and sale of natural gas liquids ("NGLs") as well as the sale of the residual gas. Our more significant gathering and processing assets, which were acquired in 1998 and 1999, include our Anadarko/Mendota system in the Texas Panhandle and western Oklahoma, the Calmar system in Alberta, Canada, and Dufour Petroleum, Inc., an NGL, crude oil and CO\\2\\ trucking and marketing company. Our average daily gathering and processing volumes increased 215% to 151 Mmcf per day in 1998 from 48 Mmcf per day in 1997. The Gathering Pipelines and Natural Gas Processing segment accounted for $4.4 million or 19% of our gross margin in 1998.

     We derive revenue from transportation fees for transporting natural gas and petroleum liquids through our pipelines. In addition, we provide natural gas marketing services to our customers within each of the three segments. Although the majority of our business is transportation fee based, we do retain some exposure to commodity prices in our processing business. This exposure represents a relatively small proportion of our total gross margin but provides us with modest upside potential if NGL prices continue to recover from recent historical lows.

                         Opportunities in Our Industry

     The natural gas industry has undergone dramatic change over the past decade largely due to a series of steps taken by the federal and state governments to deregulate the industry and increase competition among industry participants. These actions are causing a major restructuring of the relationships between interstate pipeline companies, local distribution companies ("LDCs") and their respective customers and have created opportunities for us to compete for these customers. We believe that the strategic location of our pipelines, our strong industry relationships and lower cost structure relative to major interstate carriers and LDCs position us well to continue to take advantage of this opportunity to expand our customer base.

     As the focus of deregulation has shifted to the electric generating industry, there has been an increasing convergence of the natural gas and electric industries. There is also a general trend toward the consolidation of companies within the natural gas industry. These changes have prompted several large mergers between and among electric utilities and diversified natural gas companies. We believe that these combined companies will divest certain of their natural gas transmission, gathering and processing assets either as a result of antitrust divestiture requirements or for strategic purposes. As a result, we believe that these divestitures will create considerable acquisition opportunities for us and that our industry relationships position us well to capitalize on these opportunities.

                               Business Strategy

     Our principal business strategy is to increase our earnings and cash flow by focusing on accretive acquisitions, pursuing pipeline system and processing facility construction and expansion opportunities and improving the profitability of these systems through volume growth initiatives and cost savings opportunities. We implement this strategy through the following steps:

  . Accretive Acquisitions. We seek to acquire natural gas or petroleum liquids transmission, end-user and gathering pipeline systems and processing plants that offer the opportunity for operational synergies and the potential for increased utilization and expansion of the system. We target systems in our core geographic areas of operation in order to capitalize on existing infrastructure, personnel and customer relationships to maximize system profitability. We also seek to acquire assets near areas with growing demand for natural gas or increasing drilling activity. These acquisitions enable us to establish new core areas in which to build a regional presence. For example, we purchased the Anadarko gas gathering system located in Texas and Oklahoma in September 1998. The 696-mile system and processing plant are located in a prolific natural gas producing region and established a new core geographic area for us. We quickly strengthened our position in this area in December 1998 with the acquisition of the 35-mile Mendota system. This system, which included another processing facility, was interconnected with the Anadarko system, providing access to additional areas of natural gas production.

  . Construction and Expansion Opportunities. We leverage our existing infrastructure and customer relationships by constructing systems to meet new or increased demand for pipeline transportation services. These projects include expansion of existing systems and construction of new pipeline or processing facilities. We have recently constructed new facilities at a cost of approximately $10.0 million near the southern end of the Midla system to interconnect other systems we had previously acquired. This project will allow us to provide approximately 55 Mmcf per day of high pressure natural gas to a Georgia Pacific Corporation plant and to an Exxon Chemical Company cogeneration facility and allows us to compete for additional end-user customers in the area.


  . Improving Existing System Profitability. After a system is acquired or constructed, we begin an aggressive effort to market directly to both producers and end-users in order to fully utilize the system's capacity. As part of this process, we focus on providing quality service to our existing customers while identifying new customers. Many of our existing pipeline and processing systems were designed with excess throughput capacity that provides us with opportunities to increase throughput with little incremental cost and to facilitate higher margin "swing" sales during periods of increased gas demand. For example, since the purchase of the MIT system in May 1997, we have increased contracted firm transportation volumes 29% to 170 Mmcf per day from 132 Mmcf per day. In addition, we generally seek to achieve administrative and operational efficiencies by capitalizing on the geographic proximity of many of our systems.

                              Recent Developments

     Dividend Declared. Our board of directors has declared a $.07 per share cash dividend on our common stock to be paid on June 1, 1999 to shareholders of record on May 21, 1999. This represents a 9.4% increase in our quarterly dividend, as adjusted for the five-for-four stock split effected on March 1, 1999. This dividend will not be paid to you in connection with shares you purchase in the offering.

     Recent Acquisitions. In March 1999, we completed several acquisitions totaling $31.0 million, including the following two significant acquisitions:

  Calmar System Acquisition. We purchased the Calmar system in Alberta, Canada from Probe Exploration, Inc. for approximately $13.2 million (U.S.) and entered into a gas gathering and treatment agreement with Probe, including the long-term dedication of Probe's reserves in the supply area. The assets purchased include a 30 Mmcf per day amine sweetening plant and 30 miles of gas gathering pipeline located near Edmonton, Alberta. The Calmar system currently gathers and treats approximately 24 Mmcf per day of sour gas from 27 producing wells operated by Probe and Courage Energy Inc. This acquisition establishes a new core area for us in Canada where we believe the environment is favorable for future expansion as other Canadian production companies explore the option of selling their gathering and processing assets in order to provide capital for future development of their reserve base.

  Dufour Petroleum and Flare Acquisitions. We acquired Flare, LLC and Dufour Petroleum, Inc., whose operations are centered in our core geographic areas along the Gulf Coast. The total value of the transaction was approximately $11.1 million and could include future consideration should certain contingencies be met. Flare is a natural gas processing and treating company whose principal assets include 27 portable natural gas processing and treating plants. Dufour Petroleum is an NGL, crude oil and CO\\2\\ transportation and marketing company. Dufour Petroleum operates 43 NGL and crude oil trucks and trailers, a fleet of 40 pressurized railcars and in excess of 400,000 gallons of NGL storage facilities and product treating and handling equipment. This acquisition provides us with a much stronger presence and greater expertise in the NGL and crude oil markets.

     Reincorporation in Texas. On May 17, 1999, our shareholders approved a proposal at our annual meeting to change our state of incorporation from Nevada to Texas. The effects of this proposal on our stockholders are described in our proxy statement for the annual meeting, which is part of our Schedule 14A filed with the SEC on April 19, 1999. The reincorporation will occur after completion of the offering covered by this prospectus supplement.

                                  The Offering

Common stock offered by
 Midcoast(1)......................   3,370,000 shares

Common stock offered by selling
 stockholders.....................      90,000 shares
                                    ----------

  Total...........................   3,460,000 shares

Shares to be outstanding after the
 offering(2)......................  10,362,179 shares

Use of proceeds...................  The net proceeds from the sale of the common stock we are offering in this
                                    prospectus supplement will be used to repay
                                    bank indebtedness we have incurred in
                                    connection with our recent acquisitions.
                                    See "Use of Proceeds."

Dividend policy...................  We intend to declare and pay quarterly cash dividends of $.07 per share, depending upon
                                    our financial results and action by our
                                    board of directors.

Risk factors......................  See "Risk Factors" and the other information included in this prospectus
                                    supplement for a discussion of factors you
                                    should carefully consider before deciding
                                    to invest in shares of our common stock.

American Stock Exchange symbol....  "MRS"

-------
(1) Excludes 519,000 shares of common stock that are subject to purchase from us upon exercise of the underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares of common stock outstanding on March 31, 1999. It does not include (i) 137,500 shares of common stock that are issuable upon exercise of outstanding warrants to purchase common stock exercisable at $10.327 per share, (ii) 171,880 shares issuable upon exercise of outstanding warrants to purchase common stock exercisable at $15.818 per share and (iii) 480,564 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our stock option plans.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical consolidated financial and operating data as of and for the fiscal years ended December 31, 1996, 1997 and 1998, and as of and for the three months ended March 31, 1998 and 1999, set forth below are derived from and should be read in conjunction with our consolidated financial statements and accompanying notes contained in this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             Three Months
                                                           Ended March 31,
                             Year Ended December 31,         (unaudited)
                            ---------------------------  -----------------
                             1996      1997      1998     1998      1999
                            -------  --------  --------  -------  --------
                             (in thousands, except per share amounts)
Statements of Operations
 Data:
  Operating revenues....... $29,415  $112,744  $234,069  $67,339  $ 82,064
  Operating income.........   2,573     7,291    13,553    4,134     5,473
  Interest expense.........     413     1,067     3,247      599     1,503
  Income before income
   taxes...................   1,914     5,914    10,422    3,564     3,935
  Net income to common
   shareholders............   1,891     5,764     9,113    2,761     3,255
Per Share Data(1):
  Earnings per common share
    Basic.................. $  0.73  $   1.13  $   1.29  $  0.39  $   0.47
    Diluted................    0.73      1.10      1.25     0.38      0.46
  Weighted average number
   of common shares
   outstanding
    Basic..................   2,593     5,115     7,074    7,101     6,931
    Diluted................   2,598     5,251     7,298    7,350     7,148
Other Data:
  Depreciation, depletion
   and amortization........ $   818  $  1,592  $  3,197  $   693  $  1,409
  General and
   administrative expense..   1,223     3,455     6,283    1,603     1,928
  EBITDA (2)...............   3,145     8,573    16,866    4,856     6,847
  Cash flows from operating
   activities..............   2,564     3,856    17,169     (457)     (444)
  Cash flows from investing
   activities..............  (8,842)  (62,497)  (60,587)  (1,751)  (34,096)
  Cash flows from financing
   activities..............   7,340    57,781    43,310    2,017    36,361
  Capital expenditures.....   1,028     1,410     7,816   (1,622)    4,949
  Acquisitions, net of cash
   acquired................   8,363    60,778    52,076       --    28,591


                                                            As of
                                  As of December 31,      March 31,
                               -------------------------    1999
                                1996     1997     1998   (unaudited)
                               ------- -------- -------- -----------
                               (in thousands, except operating data)
Balance Sheet Data:
  Working capital............. $ 1,135 $  1,888 $    989  $  4,053
  Property, plant and
   equipment, net.............  16,965   97,552  154,247   188,960
  Total assets................  27,303  128,038  191,342   237,167
  Long-term debt, net of
   current portion............   4,015   28,923   78,082   111,567
  Shareholders' equity........  13,593   61,451   66,284    69,549
Operating Data:
  Miles of pipeline (3).......     584    1,414    2,307     2,478
  Number of operating systems:
    Interstate transmission...       0        2        2         2
    Intrastate transmission...       2        1        1         1
    End-user..................      17       21       20        20
    Gathering.................      24       26       28        36
                               ------- -------- --------  --------
      Total operating
       systems................      43       50       51        59
                               ======= ======== ========  ========
  Average daily volume
   (Mmcf/day) (4)(5)..........     110      401      607       819
  Daily volume capacity
   (Mmcf/day) (5).............     694    1,353    1,903     2,482

-------
(1) Gives effect to a 10% stock dividend paid on March 2, 1998 and a five-for-four stock split effected on March 1, 1999.

(2) "EBITDA" represents net income before income taxes, net interest expense, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures used by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. We incur significant capital expenditures and incur debt, primarily related to acquisitions, that are not reflected in EBITDA. We have included information concerning EBITDA because we understand that it is used by analysts and some investors as a relevant measure of financial performance.

(3) Includes all of the miles of pipeline of the various active pipelines in which we own an interest.

(4) Average daily volume information is approximate and is based on total volumes transported during the twelve-month period, except for systems acquired during that period, the average daily volumes of which are based on total volumes transported from the date of acquisition or initial operation through the end of the period.

(5) Transported oil volumes have been converted to a natural gas equivalent unit basis using a conversion ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel ("Bbl") of oil, consistent with industry standards.

                                  RISK FACTORS

      You should carefully consider the following factors as well as the other information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including the risk factors set forth below and elsewhere in this prospectus supplement and the accompanying prospectus.

Our Acquisition Strategy May Be Difficult to Maintain

      One of our business strategies is to grow through acquisitions. Implementing this strategy requires us to continue to identify attractive or willing acquisition candidates and to acquire such candidates on economically acceptable terms. However, there can be no assurance that we will continue to be able to successfully identify and purchase attractive acquisition candidates. Nor can we be assured of acquiring such candidates at a pace necessary to maintain our current rate of growth. In addition, we cannot guarantee that other companies will not also compete with us for acquisition candidates at some future date. Future competitors may have greater financial resources than us to finance acquisition opportunities and might be willing to pay higher prices for the same acquisition opportunities. Such competition could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates.

We Could Have Difficulty Integrating Our Acquisitions

      If we are unable to manage growth effectively or to successfully integrate new acquisitions into our existing operations, our business and our financial results could be materially adversely affected. Pursuing our acquisition strategy in the future could result in period-to-period fluctuations in our financial position and results of operations. We could have difficulty assimilating the acquired operations, including implementing common information systems and standardizing certain operating and financial reporting procedures. If we do not successfully integrate the acquired companies or assets to common information systems and implement consistent overall business, accounting and reporting controls, inconsistent operating and financial practices could result among local operations. Such inconsistencies could negate the benefits to be derived from a cohesive, efficient enterprise.

      We have a limited operating history for a significant portion of our operations. From January 1, 1996 to December 31, 1998, we have acquired or constructed 40 pipeline systems, which collectively comprised $231 million or 99% of our revenues for the fiscal year ended December 31, 1998. In addition, we acquired nine pipeline systems during the three month period ended March 31, 1999. Collectively, these 49 pipeline systems represented $177 million or 94% of our net property, plant and equipment at March 31, 1999. We may experience difficulties with customers, personnel or operations as we integrate our recent acquisitions. If we are unable to successfully integrate any significant acquisition, our results of operations and financial condition could be materially adversely affected.

Our Rapid Growth Strains Our Resources

      Our acquisition strategy and the resulting rapid growth strain our existing resources. Our growth strategy is capital intensive, requiring us to continue to invest in operational, financial and management information systems. It also involves the reallocation of significant amounts of capital from operating initiatives, such as capital improvements and expansions, to acquisitions. We may, therefore, be at risk from a lack of capital resources in key business areas. Our strategy also strains our human resources, placing added emphasis on our ability to attract, retain, motivate and effectively manage our employees. In addition, it can result in the diversion of corporate management's attention from operating matters to acquisitions. These burdens on our human resources could have a material adverse effect on our results.

Our Acquisition Strategy Entails Uncertain Liabilities

      There are uncertainties associated with our acquisition strategy. For instance, there may be no assurance that we have discovered and identified all acquisition liabilities, including liabilities arising from non-compliance with governmental regulation and environmental laws by former owners for which we, as the new owner, may be responsible. There could be an adverse impact on our overall profitability if acquired companies or pipeline systems do not achieve the financial results projected in our valuation models. Also, when we make an acquisition, we might not anticipate some operating problems or legal liabilities.

We May Have Difficulty Securing Additional Financing, and Our Activities May Be Restricted by Debt Covenants

      Our growth strategy is capital intensive and depends on our ability to successfully acquire or construct additional pipeline systems. Our ability to implement this strategy depends upon our ability to obtain financing for such acquisitions and construction projects. To date, we have satisfied substantially all of our working capital needs through cash flow from operations, the public sale of common stock, borrowings under our existing credit facilities and other short-term borrowings. Substantially all of our assets are pledged to secure our credit facility. As of March 31, 1999, we had approximately $117.4 million of outstanding indebtedness under the credit facility which matures in August 2002, and approximately $8 million of borrowing availability to us under the credit facility. On March 31, 1999, our ratio of long-term debt to total capitalization (i.e., long-term debt divided by the sum of long-term debt and shareholders' equity) was approximately 62%. Our debt could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes.

      Our bank limits the amount we can borrow. This determination is based on the performance of our existing assets and on certain events, such as our acquisition or disposition of assets. We have no current commitments or arrangements for longer term financing beyond the maturity date of the credit facility in 2002. Furthermore, there is no assurance that we will not need additional funds to implement our growth strategy, or that any needed longer term financing funds will be available, if at all, on acceptable terms. We will need to refinance any balances due under our credit facility maturing on August 2002 if that facility is not renewed. If we are unable to refinance or raise additional funds, it will have a material adverse effect on our operations. If we raise funds by selling additional equity securities, your share ownership will be diluted. The credit facility also contains a number of significant covenants limiting our ability to, among other things, borrow additional money, transfer or sell assets, create liens and enter into a merger or consolidation. These covenants also require us to meet certain financial tests. If we are unable to meet our debt service obligations or to comply with these covenants, there would be a default under our existing debt agreements. Such a default, if not waived, could result in acceleration of the repayment of our debt and have a material adverse effect on our operations.

We Rely on Key Personnel

      We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team led by Mr. Dan C. Tutcher. We have entered into employment agreements with the senior management team that contain non-competition provisions. Notwithstanding these agreements, we may not be able to retain our senior management team and may not be able to enforce the non-competition provisions in the employment agreements. If Mr. Tutcher or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

We Are at Risk from Competition from Larger Competitors

      Competition is intense in all of our markets. Some of our competitors have greater financial resources and access to larger supplies of natural gas than those available to us. These resources could allow those competitors to price their services more aggressively than we do, which could hurt our profitability. In particular, Southern Natural Gas, Inc. ("Southern"), a subsidiary of Sonat Inc., has received an order from the Federal Energy Regulatory Commission ("FERC") that authorizes the construction of a 110-mile pipeline from Tuscaloosa, Alabama, to north Alabama to provide gas to, among others, two municipal customers currently being served by us in that geographic area. Construction on this pipeline has already begun although numerous issues relating to the FERC order are currently on appeal. Those two customers, accounting for approximately 10% or $2.4 million of our gross margin as of December 31, 1998, have entered into a 20-year contract with Southern to provide natural gas transportation services if the proposed pipeline is completed. Because these contracts with Southern cover substantially all of the current natural gas requirements of these two customers, if the pipeline is completed, we will lose the firm transportation gas volumes to these customers unless we are able to renew the contracts or obtain new customers prior to the expiration of our contracts with these customers in 2003. If the pipeline is completed, it may have a material adverse effect on our business and financial results subsequent to 2003.

We Could Be Adversely Affected by Governmental Regulation

      Our interstate pipeline systems are subject to many restrictions mandated by the FERC. The restrictions are subject to change and could affect these systems to various degrees. The significant interstate regulatory factors that have affected or could affect these systems from time to time include the following:

      . inability to obtain timely FERC authorization for additional allowable firm throughput or for rate increases;

      . uncertainty of the effect of the industry's restructuring and rate increases under FERC Order No. 636;

      . attempts by large volume customers or gas suppliers to construct gas facilities connecting to another pipeline or other source of gas supply in order to bypass our systems; and

      . uncertainties related to regulation of interstate pipelines that supply distribution companies.

      The construction, operation, maintenance and safety of our intrastate pipelines are typically regulated by the state regulatory commissions with jurisdictional authority, and our Calmar system is regulated by Canadian authorities. It is possible that future state or Canadian regulatory measures will adversely affect our intrastate or Canadian business and financial results. In such events, the state's or Canada's regulatory authorities could temporarily suspend or hinder operations in their particular jurisdiction. Regulators at the state level have generally followed FERC's lead by allowing increased competition behind LDCs; however, we cannot be assured that every state will follow this practice.

Our Gas Marketing Operations Involve Market and Price Risks

      As part of our gas marketing activities, we purchase natural gas at a price determined by prevailing market conditions. Simultaneously with our purchase of natural gas, we generally resell natural gas at a higher price under a sales contract that is comparable in terms to our purchase contract, including any price escalation provisions. In most instances, small margins are characteristic of natural gas marketing because there are numerous companies of greatly varying size and financial capacity who compete with us in the marketing of natural gas. The profitability of our natural gas marketing operations depends on the following factors:

      . our responsiveness to changing markets and our ability to negotiate natural gas purchase and sales agreements in changing markets;

      . reluctance by end-users to enter into long-term purchase contracts;

      . consumers' willingness to use other fuels when natural gas prices get too high;

     . timing of imbalance or volume discrepancy corrections and their impact on financial results; and

     .  the ability of our customers to make timely payment.

Our Results Are Affected by Fluctuations in Demand Due to Weather

      We experience quarter-to-quarter fluctuations in our financial results because our natural gas sales and pipeline throughputs are affected by changes in demand for natural gas, primarily because of the weather. In particular, demand on the Magnolia, MIT and Midla systems fluctuates due to weather variations because of the large municipal and other seasonal customers that are served by the respective systems. As a result, the winter months have historically generated more income than summer months on these systems. There can be no assurances that our efforts to minimize such effects will have any impact on future quarter-to-quarter fluctuations resulting from seasonal demand patterns.

Our Profitability Is Affected by the Volatility of Natural Gas Liquids and Natural Gas Prices

      The profitability of our natural gas processing operations is affected by volatility in prevailing NGL and natural gas prices. This business segment contributed $2.7 million or 11.7% of our gross margin for the year ended December 31, 1998. NGL and natural gas prices have been subject to significant volatility in recent years in response to relatively minor changes in the supply and demand for NGLs and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Our acquisitions of the Anadarko system in September 1998, the Mendota system in December 1998, and Flare in March 1999, which included additional natural gas processing facilities, have increased our sensitivity to NGL and natural gas price fluctuations.

We Are Subject to Liabilities and Costs Under Environmental Laws

      Our operations are subject to federal, state and local laws and regulations, including those relating to the protection of the environment, natural resources, health and safety, waste management, and transportation of hydrocarbons and chemicals. Sanctions for noncompliance may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Environmental laws have become more stringent over the years. These laws sometimes apply retroactively. As a result of our historical waste disposal practices and prior use of gas flow meters containing mercury, we may incur material environmental costs and liabilities that may not be covered by insurance. In addition, a party can be liable for environmental damage without regard to that party's negligence or fault. Therefore, we could have liability for the conduct of others, or for acts that were in compliance with all applicable laws at the time we performed them. There also may be no assurance that we have discovered and identified all acquisition liabilities, including liabilities arising from non-compliance with governmental regulation and environmental laws by former owners, and for which we, as the new owner, may be responsible.

Our Operations Are Subject to Many Hazards and Operating Risks That May Not Be Covered Fully by Insurance

      Our operations are subject to many hazards. These hazards include:

     . damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters;

     .  inadvertent damage from construction and farm equipment;

     .  leakage of natural gas and other hydrocarbons;

     .  fires and explosions; and

     . other hazards, including those associated with sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

      We have insurance to protect against many of these liabilities. This insurance is capped at certain levels and does not provide coverage for all liabilities. Our insurance may not be adequate to cover all losses or liabilities that we might incur in our operations. Moreover, we may not be able to maintain insurance at adequate levels or at reasonable rates. Particular types of coverage may not be available in the future. Should catastrophic conditions occur that interrupt delivery of gas for any reason, such occurrence could have a material impact on the profitability of our operations.

We Could Be Adversely Affected by Inadequate Gas Supplies

      If we are unable to maintain the throughput on our gathering systems at current levels by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially adversely affected. We purchase substantially all of our natural gas on the spot market. These purchase contracts may be affected by factors beyond our control such as:

     .  capacity restraints;

     .  temporary regional supply shortages;

     .  third parties having control over the drilling of new wells;

     . inability of wells to deliver gas at required pipeline quality and pressure; and

     .  depletion of reserves.

There Is No Assurance We Will Continue to Declare Dividends in the Future

      Our common stockholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our current policy is to declare quarterly cash dividends at a rate of $.07 per share of common stock, as adjusted for stock splits and stock dividends. The amount of future cash dividends, if any, will depend upon future earnings, results of operations, capital requirements, covenants contained in our various financing agreements, our financial condition and certain other factors. We cannot assure you that dividends will be paid in the future.

Our Ability to Issue Preferred Stock May Make It Difficult for a Third Party to Acquire Us

      Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to our stockholders. The articles of incorporation allow us to issue preferred stock without stockholder approval. Issuances of preferred stock could make it difficult for a third party to acquire us.

Sales of Significant Amounts of Our Common Stock Could Adversely Affect Its Market Price

      The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

      After this offering, approximately 10.4 million shares of our common stock will be outstanding (approximately 10.9 million shares if the underwriters' over-allotment option is exercised in full). Of these shares, the 3,460,000 shares sold in this offering (3,979,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restrictions under the Securities Act of 1933, as amended ("Securities Act"), except for any shares purchased by "affiliates" of the company (as defined in Rule 144 under the Securities Act). Our officers and directors and the selling shareholders, have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus supplement without the prior written consent of Merrill Lynch & Co., on behalf of the underwriters. Also, Merrill Lynch & Co. may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement. Upon expiration of this lock-up period, 2,102,603 shares may be sold in the future subject to compliance with the volume limitations and other restrictions of Rule 144. See "Underwriting."

Year 2000 Issues Could Affect Us

      Like most other companies, we strive to ensure that our information systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail. We are conducting a review of our key computer systems and have identified a number of systems that could be affected by the year 2000 issue. We are undertaking to upgrade these systems to allow them to function properly. If these steps are not completed successfully in a timely manner or if third parties with whom we do business fail to sufficiently address their year 2000 issues, our business and financial results could be adversely affected by disruptions in operations.

There Is a Limited Trading Market for Our Common Stock

      Our common stock is traded on the American Stock Exchange. Average daily trading volume for our common stock, as reported by the American Stock Exchange for the first quarter of 1999, was approximately 17,457 shares. Despite the possible increase in the number of shares of common stock to be publicly held as a result of this offering, should additional equity be issued, we cannot assure you that a more active trading market will develop. Because there is a small public float in our common stock and it is thinly traded, sales of small amounts of common stock in the public market could materially adversely affect the market price for our common stock. If a more active market does not develop, we may not be able to sell shares in the future promptly, for prices that we deem appropriate, or perhaps at all.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events that are subject to certain risks, uncertainties and assumptions about our company. These risks, uncertainties and assumptions about our company, include, among other things:

     . the successful implementation of our anticipated internal and external growth strategies;

     .  our ability to integrate our current and future acquisitions;

     . our ability to locate and acquire acquisition candidates on economically acceptable terms;

     .  anticipated trends affecting our business;

     .  future expenditures for capital projects; and

     .  our ability to realize cost efficiencies.

      Additional risks are described under "Risk Factors" beginning on page S-
8. We may not be required to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur.

                                USE OF PROCEEDS

      We estimate our net proceeds from the sale of the 3,370,000 shares of common stock we are offering to be approximately $51.6 million after deducting underwriting discounts and offering expenses ($59.6 million if the underwriters exercise their over-allotment option in full). We will not receive any proceeds from the sale of common stock by the selling stockholders.

      We will use the proceeds of this offering to pay down approximately $51.6 million of our $111.7 million of existing long-term indebtedness under our credit facility. Our credit facility provides us borrowing availability in United States and Canadian dollar denominated loans up to $150.0 million (with a current committed amount of $125 million). The credit facility provides up to a $15.0 million sublimit for the issuance of standby and commercial letters of credit and the difference between the $125 million and the used sublimit available as a revolving credit facility. Effective September 8, 1998, at our option, borrowings under the credit facility accrue interest at the London Interbank Offer Rate ("LIBOR") plus 1.25% or the Bank One Texas, N.A. ("Bank One") base rate. The credit facility has a maturity date of August 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

      Following the reduction of the credit facility with the proceeds of this offering, the outstanding long-term indebtedness under the credit facility will be approximately $60.1 million ($52.1 million if the underwriters exercise their over-allotment option in full). The outstanding indebtedness under the credit facility is the result of our use of the facility to finance our recent acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock began trading August 9, 1996 on the American Stock Exchange under the symbol "MRS." The following table sets forth the high and low sales prices for our common stock for the period from January 1, 1997 to May 24, 1999.

                                                   Price Range
                                                  -------------- Dividends Paid
                                                  High(1) Low(1)   Per Share
                                                  ------- ------ --------------
   1999:
     Second Quarter (through May 24, 1999)....... $17.63  $15.00     $.070(2)
     First Quarter...............................  18.69   15.38      .064
   1998:
     Fourth Quarter.............................. $17.41  $13.41     $.064
     Third Quarter ..............................  18.95   13.30      .064
     Second Quarter..............................  18.70   15.09      .064
     First Quarter...............................  19.00   14.72      .058
   1997:
     Fourth Quarter.............................. $20.36  $14.19     $.058
     Third Quarter...............................  16.50   11.64      .058
     Second Quarter..............................  12.64    9.91      .058
     First Quarter...............................  12.72    7.45      .058

--------
(1) All prices and dividends per share have been adjusted to reflect the 10% stock dividend declared on February 3, 1998 and paid on March 2, 1998 to stockholders of record on February 13, 1998, as well as the five-for-four stock split declared on February 1, 1999, and paid on March 1, 1999, to stockholders of record on February 11, 1999.

(2) On May 5, 1999, our Board of Directors increased the quarterly dividend payable on our common stock from $.064 per share to $.070 per share. The new dividend will be payable on June 1, 1999 to shareholders of record on May 21, 1999.

      On May 24, 1999, the closing price for the common stock, as reported by the AMEX, was $16.3125 per share. As of May 21, 1999, there were approximately 330 holders of record of common stock.

      Holders of our common stock are entitled to receive cash dividends out of the funds we have legally available for that purpose. This entitlement is subject to the qualification that our board need not declare or pay dividends if to do so would be in violation of any laws or restrictions under contractual arrangements (including credit agreements) to which we are or may hereafter become a party.

      On February 3, 1998, the board declared a 10% stock dividend to be paid March 2, 1998 to stockholders of record at the close of business on February 13, 1998. No fractional shares were issued, and stockholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the stock dividend record date.

      On February 1, 1999, the board declared a five-for-four stock split effected on March 1, 1999 to stockholders of record at the close of business on February 11, 1999. No fractional shares were issued, and stockholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the stock split record date.

      We have adjusted all presentations in this prospectus supplement to give effect to the 1998 stock dividend and the 1999 stock split.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 1999, and our capitalization as adjusted for the offering and the application of the net proceeds from the offering as described in the "Use of Proceeds" section (assuming net proceeds to us of approximately $51.6 million and no exercise of the underwriters' over-allotment option). You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity," and the consolidated financial statements and the notes thereto included in this prospectus supplement.

                                                          As of March 31, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Long-Term Bank Debt (net of current maturities)(1)....... $111,567   $ 59,959
Shareholders' Equity:
  Common stock, $.01 par value; 25,000,000 shares
   authorized(2); 7,149,480 shares issued, 10,519,480
   shares issued as adjusted(3)..........................       71        105
  Paid-in capital........................................   80,955    132,529
  Accumulated deficit....................................   (9,134)    (9,134)
  Unearned compensation..................................       (4)        (4)
  Treasury stock (at cost), 157,301 shares at March 31,
   1999..................................................   (2,339)    (2,339)
                                                          --------   --------
    Total shareholders' equity...........................   69,549    121,157
                                                          --------   --------
      Total capitalization............................... $181,116   $181,116
                                                          ========   ========

--------
(1) As of May 21, 1999, there was approximately $111.7 million in existing long-term indebtedness under our credit facility.
(2) In connection with our five-for-four stock split declared on February 1, 1999, we filed a Certificate of Stock Split in March 1999 to increase the authorized shares of our common stock to 31,250,000.
(3) Based on the number of shares of common stock outstanding on March 31, 1999. It does not include (i) 137,500 shares of common stock that are issuable upon exercise of outstanding warrants to purchase common stock exercisable at $10.327 per share, (ii) 171,880 shares issuable upon exercise of outstanding warrants to purchase common stock exercisable at $15.818 per share, (iii) 480,564 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our stock option plans or (iv) the issuance of shares of common stock on exercise of the over-allotment option granted to the underwriters.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the historical financial condition and results of our operations should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data" and with the consolidated financial statements and related notes thereto contained in this prospectus supplement.

General

      Since our formation, we have grown significantly as a result of the construction and acquisition of new pipeline systems. From January 1, 1996 to March 31, 1999, we have acquired or constructed 49 pipelines for an aggregate cost of over $161 million. See "Business and Properties--Acquisition and Construction Activity." We believe the historical results of operations do not fully reflect the operating efficiencies and improvements that we expect to achieve by integrating the recently acquired and constructed pipeline systems. As we pursue our growth strategy in the future, our financial position and results of operations may fluctuate significantly from period to period.

      Our results of operations are determined primarily by the volumes of gas transported, purchased and sold through our pipeline systems or processed at our processing facilities. With the exception of our natural gas processing activities, which represent a small component of our overall earnings, our revenues are derived from fee-based sources. As a result, our earnings have little sensitivity to changes in commodity prices. In addition, most of our operating costs do not vary directly with volume on existing systems; thus, increases or decreases in transportation volumes generally have a direct effect on net income. We derive our revenues from three primary sources: (i) transportation fees from our pipeline systems, (ii) processing and treating natural gas and (iii) marketing natural gas and NGLs.

      We receive transportation fees for transporting natural gas or petroleum liquids owned by other parties through our pipeline systems. Typically, we incur very little incremental operating or administrative overhead cost to transport gas through our pipeline systems. We, therefore, recognize a substantial portion of incremental transportation revenues as operating income.

      We realize our natural gas processing revenues from the extraction and sale of NGLs as well as the sale of the residual natural gas. We earn these revenues under processing contracts with producers of natural gas on both a "percentage of proceeds" and "keep-whole" basis. The contracts based on "percentage of proceeds" provide that we receive a percentage of the NGLs and residual gas revenues as a fee for processing the producer's gas. The "keep-whole" contracts require that we reimburse the producers for the British thermal unit ("Btu") energy equivalent of the NGLs and fuel we remove from the natural gas as a result of processing, and we retain all revenues from the sale of the NGLs. Our processing margins can be adversely affected by declines in NGLs prices, declines in gas throughput, or increases in shrinkage or fuel costs, and in the case of "keep-whole" contracts, margins can be affected by rising natural gas prices.

      We realize our marketing revenues through the purchase and resale of natural gas to our customers. Generally, given the same volumes of gas, gas marketing activities will generate higher revenues and correspondingly higher expenses than revenues and expenses associated with transportation activities. This relationship exists because, unlike revenues derived from transportation activities, gas marketing revenues and associated expenses include the full commodity price of the natural gas. The operating income we recognize from our gas marketing efforts is the difference between the price at which we purchase the gas and the price at which we resell to our customers. We have focused our gas marketing activities on our systems with a strategic focus on providing quality and consistent service to customers connected to our pipeline network. Our marketing activities have historically varied greatly in response to market fluctuations.

      We experience quarter-to-quarter fluctuations in our financial results because our natural gas sales and pipeline throughputs are affected by changes in demand for natural gas, primarily because of the weather. In particular, demand on the Magnolia, MIT and Midla systems fluctuates due to weather variations because of the large municipal and other seasonal customers that are served by the respective systems. As a result, the winter months have historically generated more income than summer months on these systems. There can be no assurances that our efforts to minimize such effects will have any impact on future quarter-to-quarter fluctuations because of changes in demand resulting from variations in weather conditions. Furthermore, future results could differ materially from historical results due to a number of factors. These factors include, but are not limited to, the interruption or cancellation of existing contracts, the impact of competitive products and services, the pricing of and demand for such competitive products and services and the presence of competitors with greater financial resources.

Results of Operations

      We have acquired or constructed numerous pipelines since January 1996. We acquired these assets from numerous sellers, at varying times of the year, and all were accounted for under the purchase method of accounting for business combinations. Accordingly, we include the results of operations for such acquisitions in our financial statements only from the applicable closing date of the acquisition. As a consequence, the historical results of operations for the periods presented may not be comparable.

      We have adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, effective January 1, 1998. Accordingly, we have segregated our business activities into three segments:
Transmission Pipelines; End-User Pipelines; and Gathering Pipelines and Natural Gas Processing.

      Our consolidated gross margin for the year ended December 31, 1998, increased 87% to $23.0 million compared to $12.3 million in 1997. Our consolidated gross margin for the year ended December 31, 1997, was $7.7 million higher than for the same period in 1996. We discuss variations for each segment in the segment results below.

Segment Results

      The following tables present certain data for each of our three operating segments for the three years ended December 31, 1998 and for the three months ended March 31, 1998 and 1999. As we previously discussed, we provide marketing services to our customers. For the purpose of analysis, we account for the marketing services by recording the marketing activity on the operating segment where it occurs. Therefore, the gross margin for each segment includes a transportation component and a marketing component. We evaluate each of our segments on a gross margin basis, which is defined as the revenues of the segment less related direct costs and expenses of the segment and does not include depreciation, interest or allocated corporate overhead. For further analysis on each segment regarding identifiable assets, depreciation and corporate administrative expenses, see Note 14 in the notes to our consolidated financial statements included in this prospectus supplement.

      For financial reporting and contractual purposes, we generally measure natural gas on an energy equivalent basis expressed in millions of Btu ("Mmbtu"). To convert an energy equivalent measurement to a volume measurement expressed in Mcf, one Mmbtu approximates one Mcf of natural gas, consistent with industry standards. Actual energy content of natural gas volumes may vary considerably.

                             Transmission Pipelines

                                                         Three Months
                                  For the Year Ended    Ended March 31,
                                     December 31,         (Unaudited)
                               ------------------------ ---------------
                                1996    1997     1998    1998    1999
                               ------- ------- -------- ------- -------
                                (in thousands, except gross margin per
                                                Mmbtu)
Operating Revenues:
  Marketing................... $ 6,586 $61,275 $117,557 $39,314 $34,107
  Transportation Fees.........     979   3,512    6,387   1,997   1,917
                               ------- ------- -------- ------- -------
    Total Operating Revenues..   7,565  64,787  123,944  41,311  36,024
                               ------- ------- -------- ------- -------
Operating Expenses:
  Cost of Natural Gas and
   Transportation Charges.....   6,468  57,332  106,330  35,875  30,024
  Operating Expenses..........     301   1,592    4,383   1,172   1,085
                               ------- ------- -------- ------- -------
    Total Operating Expenses..   6,769  58,924  110,713  37,047  31,109
                               ------- ------- -------- ------- -------
    Gross Margin.............. $   796 $ 5,863 $ 13,231  $4,264 $ 4,915
                               ======= ======= ======== ======= =======
Volume (in Mmbtu):
  Marketing...................   2,759  22,454   48,538  16,348  16,313
  Transportation..............   9,914  30,752   49,506  15,152  14,668
                               ------- ------- -------- ------- -------
    Total Volume..............  12,673  53,206   98,044  31,500  30,981
                               ======= ======= ======== ======= =======
    Gross Margin per Mmbtu.... $   .06 $   .11 $    .13 $   .14 $   .16

Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

      Our Transmission Pipeline segment experienced a 15% increase in gross margin for the three months ended March 31, 1999 when compared to the equivalent three-month period ended March 31, 1998. This increase was achieved despite a mild winter due to improved marketing margins on a per Mmbtu basis, as well as a reduction in operating expense.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Our entrance into the regulated interstate pipeline business began with our acquisitions of the MIT system in May 1997 and the Midla system in October 1997. These acquisitions significantly enhanced our transmission pipeline operations in 1998. A complete year of operations in 1998 provided a 91% increase in revenues, an 84% increase in total volumes and a 126% increase in gross margin when compared to the same period in 1997. In addition, average daily demand transportation volume increased on both systems in 1998. The MIT system's average daily demand transportation volume increased 19% to 158,000 Mmbtu in 1998 while the Midla system's increased 13% to 166,000 Mmbtu in 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      As we discussed above, the addition of the MIT system in May 1997 and the Midla system in October 1997 had a significant impact on the Transmission Pipelines segment. The dramatic increases in revenue and gross margin in 1997 as compared to 1996 can be attributed to our inclusion of the partial years of operations of the two acquisitions. However, a smaller portion of the increased gross margin in 1997 can be attributed to our negotiating higher transportation rates from customers on the Magnolia system.

                               End-User Pipelines

                                                                 Three Months
                                          For the Year Ended    Ended March 31,
                                             December 31,         (Unaudited)
                                        ----------------------- ---------------
                                         1996    1997    1998    1998    1999
                                        ------- ------- ------- ------- -------
                                        (in thousands, except gross margin per
                                                        Mmbtu)
Operating Revenues:
  Marketing............................ $13,367 $33,862 $90,800 $22,905 $27,808
  End-User Transportation Fees.........   1,144   2,487   3,287     764     739
                                        ------- ------- ------- ------- -------
    Total Operating Revenues...........  14,511  36,349  94,087  23,669  28,547
                                        ------- ------- ------- ------- -------
Operating Expenses:
  Cost of Natural Gas and
   Transportation Charges..............  13,011  32,673  88,822  22,196  26,722
  Operating Expenses...................     106     208     224      45     100
                                        ------- ------- ------- ------- -------
    Total Operating Expenses...........  13,117  32,881  89,046  22,241  26,822
                                        ------- ------- ------- ------- -------
    Gross Margin....................... $ 1,394 $ 3,468 $ 5,041 $ 1,428 $ 1,725
                                        ======= ======= ======= ======= =======
Volume (in Mmbtu)
  Marketing............................   5,822  11,867  40,447  10,236  10,046
  Transportation.......................   6,682  12,415  20,415   4,883   6,012
                                        ------- ------- ------- ------- -------
    Total Volume.......................  12,504  24,282  60,862  15,119  16,058
                                        ======= ======= ======= ======= =======
    Gross Margin per Mmbtu............. $   .11 $   .14 $   .08 $   .09 $   .11

Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

      For the quarter ended March 31, 1999, the End-User segment gross margin increased 21% over the same period in 1998. The increase is primarily attributable to incremental gross margin created by the June 1998 Creole pipeline acquisition, in addition to our providing new natural gas marketing services to a new cogeneration facility near Baton Rouge, Louisiana.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Our End-User Pipelines segment experienced significant increases in revenues and gross margin in 1998 as compared to 1997. This increase was primarily due to the fact that 1998 included a complete year of operations of the Champion and Monsanto systems, which were acquired in the MIT acquisition in May 1997, and the Crown Vantage and Farmlands systems, which were acquired in the Midla acquisition in October 1997. A new marketing services contract to provide 25 Mmcf per day of marketing services beginning January 1, 1998 to an industrial facility near Port Hudson, Louisiana also contributed to the increase in 1998 over 1997.

      We expect this trend of increasing revenues and gross margin to continue into 1999 because an additional 30 Mmcf per day of natural gas marketing services to a new cogeneration facility near Baton Rouge, Louisiana, began at the end of 1998.

      Our gross margin per Mmbtu declined in 1998 compared to 1997. We attribute this decrease to an increase in marketing activities, which increases are characterized by lower margins and higher volumes.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      Our gross margin for the End-User Pipelines segment increased 149% from $1.4 million in 1996 to $3.5 million in 1997. The results of operations of the Champion system and the Monsanto system, which were acquired in the MIT acquisition in May 1997, accounted for 69% of the increase. In addition, 1997 results included a full year of operations for several end-user pipeline acquisitions made during 1996.

                 Gathering Pipelines and Natural Gas Processing

                                                                  Three Months
                                                                  Ended March
                                           For the Year Ended         31,
                                              December 31,        (Unaudited)
                                         ----------------------- --------------
                                          1996    1997    1998    1998   1999
                                         ------- ------- ------- ------ -------
                                         (in thousands, except gross margin per
                                                         Mmbtu)
Operating Revenues:
  Marketing............................. $ 3,595 $ 5,597 $ 5,107 $  957 $13,285
  Gathering Transportation Fees.........     825     693   3,732    215   1,976
  Processing Revenue....................   2,460   4,956   6,761  1,099   1,893
                                         ------- ------- ------- ------ -------
    Total Operating Revenues............   6,880  11,246  15,600  2,271  17,154
                                         ------- ------- ------- ------ -------
Operating Expenses:
  Cost of Natural Gas and Transportation
   Charges..............................   3,057   4,548   4,781    777  13,332
  Operating Expenses....................     227     415   2,410    390   1,009
  Processing Costs......................   1,443   3,566   4,052    444     982
                                         ------- ------- ------- ------ -------
    Total Operating Expenses............   4,727   8,529  11,243  1,611  15,323
                                         ------- ------- ------- ------ -------
    Gross Margin........................ $ 2,153 $ 2,717 $ 4,357 $  660 $ 1,831
                                         ======= ======= ======= ====== =======
Volume (in Mmbtu)
  Marketing.............................     972   2,170   4,326    461   5,125
  Gathering.............................  15,635  13,603  48,136  5,866  19,557
  Processing............................     799   1,850   2,544    511   1,961
                                         ------- ------- ------- ------ -------
    Total Volume........................  17,406  17,623  55,006  6,838  26,643
                                         ======= ======= ======= ====== =======
    Gross Margin per Mmbtu.............. $   .12 $   .15 $   .08 $  .10 $   .07

Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

      Significant increases in revenues, gross margin and volumes were realized for the quarter ended March 31, 1999 compared to the quarter ended March 31, 1998. The significant increases are a result of our successful acquisition strategy which has recently been focused on assets in this segment. As discussed in Note 3 to the Consolidated Financial Statements, five acquisitions in this segment were consummated in the first quarter of 1999, in addition to the Anadarko and Mendota acquisitions in September and December 1998, respectively.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      In the Gathering Pipelines and Natural Gas Processing segment, revenues, gross margins and volumes increased substantially in 1998 as compared to 1997.

      The significant increase in gathering activity in 1998 is attributable to the Anadarko acquisition that was effective in August 1998. Although our 1998 operations only included five months of activity from the Anadarko system, that system was responsible for 50% of the volumes gathered and approximately $1 million of the gross margin earned in 1998. We have been actively integrating the operations of the Anadarko system and expect to create operational cost savings we will realize during the second half of 1999.

      Despite a 38% increase in the volume of gas processed through our processing facilities, our gross margin from processing activities declined significantly in 1998 as compared to 1997. This decline was due to the lower processing spreads we realized in 1998 as NGL commodity prices continued to deteriorate throughout the year. Processing margins in 1999 have shown signs of improvement as NGL commodity prices have strengthened in response to rising crude oil prices. The increase in processing volumes in 1998 is attributable to the acquisition of the Hobart processing plant in the Anadarko acquisition in August 1998.

      Marketing volumes increased 99% in 1998 as compared to 1997. Most marketing activities are characterized by large volumes and low margins; therefore, the significant increase in volumes during 1998 improved the gross margin for the segment, but not to the same percentage magnitude. The increases in volume are the result of various acquisitions.

      We expect that the volumes, revenues and gross margin of our Gathering Pipelines and Natural Gas Processing segment will increase substantially in 1999 as a result of the benefit of a complete year of operations from the Anadarko system, as well as other acquisitions consummated subsequent to December 31, 1998 (see Note 17 in the notes to our consolidated financial statements included in this prospectus supplement). However, we cannot offer any assurance as to whether we will realize such improved operating results or as to the timing or size of any profits we might derive from such acquisitions. Factors that may affect our realization of additional profits include changes in competition, changes in production levels of natural gas and changes in the regulatory environment affecting natural gas.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      The Gathering Pipelines and Natural Gas Processing segment reflected mixed results in 1997 as compared to 1996. The gross margin for the operating unit as a whole increased to $2.7 million in 1997 from $2.2 million in 1996. Gathering transportation fees decreased by $.1 million in 1997 due principally to throughput declines on our pipeline investment in Alaska. This decrease was more than offset by increased margins created from marketing transactions on gathering pipelines we acquired in the fourth quarter of 1996.

      The volumes and gross margin related to our processing plant increased in 1997 as a result of having a full year of operations. However, the lower commodity prices in 1997 as compared to 1996 had a negative impact on our processing margins on a per unit basis. Our share of proceeds from the sale of NGLs and the residue natural gas declines as the price of the commodity declines. However, a $.6 million expansion of the Harmony plant's gathering pipeline in the fourth quarter of 1997 connected four new wells and increased NGL sales and residue gas sales by approximately 11% and 5%, respectively.

                        Other Income, Costs and Expenses

Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

      In the three-month period ended March 31, 1999, we received $339,000 in other revenues as compared to $88,000 over the same period in 1998. The increase is primarily attributable to a sale of renovated equipment by our Flare subsidiary.

      In the three-month period ended March 31, 1999, our depreciation, depletion and amortization increased to $1,409,000 from $693,000 when during the same period in 1998. Of the $716,000 increase, 69% is attributable to depreciation on the Anadarko, Flare, SeaCrest, Tinsley, and Dufour acquisitions, which had no equivalent depreciation in 1998. In addition, 20% of the increase is attributable to a one-time impairment on our H&W Pipeline, Inc. assets recognized in the first quarter of 1999.

      In the three-month period ended March 31, 1999, our general and administrative expenses increased to $1,928,000 from $1,603,000 during the same period in 1998. The increase is due to incremental overhead on newly acquired assets in late 1998 and 1999 as well as increased staffing levels in 1999.

      Interest expense for the three-month period ended March 31, 1999 increased to $1,503,000 from $599,000 during the same period in 1998. The increased level of indebtedness in 1999 is primarily associated with our September 1998 acquisition of Anadarko and March 1999 acquisition of Midcoast Canada Operating Corporation. The additional expense related to increased debt levels was mitigated by a reduction in our weighted average interest rate. Our weighted average interest rate was 6.13% for the three-month period ended March 31, 1999 as compared to 7.84% for the three-month period ended March 31, 1998.

      We recognized net income for the three-month period ended March 31, 1999 of $3.26 million as compared to $2.76 million for the equivalent period in 1998. Basic earnings per share for the three-month period ended March 31, 1999 increased 21% from $.39 to $.47 in 1999. The significant improvement in earnings per share is attributable to a full quarter of operations of acquisitions completed in 1998, and partial quarter operations of new acquisitions in 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      In 1998, we received revenues of $.4 million from our oil and gas properties as compared to $.3 million over the same period in 1997. The increase is primarily attributable to a one-time settlement we received on our Vealmoor Field properties.

      In 1998, our depreciation, depletion and amortization increased when compared to 1997 primarily due to increased depreciation on assets acquired in the MIT, Midla and Anadarko acquisitions. Collectively, these acquisitions accounted for 102% of the net increase of $1.6 million.

      Our general and administrative expenses in 1998 increased $2.8 million when compared to 1997 primarily due to the numerous acquisitions we have made during 1997 and 1998. In addition, the increase can be attributed to our expansion of our infrastructure to allow for continued growth.

      Our interest expense for the year ended December 31, 1998 increased to $3.2 million, from $1.1 million in 1997. We were servicing an average of $45.6 million in debt for the year ended December 31, 1998 as compared to $13.6 million in debt for the year ended December 31, 1997. The increased debt load in 1998 is primarily associated with the debt used to finance the Midla acquisition being outstanding for a full year as compared to only two months in 1997. In addition, $35 million of additional debt associated with the Anadarko acquisition was outstanding for four months in 1998. We mitigated the additional expense related to increased debt levels by reducing our weighted average interest rate. Our weighted average interest rate was 7.11% for the year ended December 31, 1998 as compared to 7.83% for the year ended December 31, 1997.

      We recognized annual operating income and net income in 1998 of $13.6 million and $9.1 million, respectively. This compares to $7.3 million in operating income and $5.8 million in net income for the year ended 1997. Basic earnings per share increased 14% from $1.13 in 1997 to $1.29 in 1998. The significant improvement in earnings per share is primarily attributable to the positive impact of the accretive acquisitions that we consummated during 1998 and 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      In 1997, we received revenues of $.3 million from our oil and gas properties as compared to $.2 million over the same period in 1996. The increase is primarily associated with a successful drilling program in our Sun Field properties.

      In 1997, our depreciation, depletion and amortization increased when compared to 1996 primarily due to increased depreciation on assets acquired in the MIT and Midla acquisitions. Collectively, these new acquisitions accounted for 67% of the increase of $.8 million.

      In 1997, our general and administrative expenses increased when compared to 1996 primarily due to increased costs associated with the management of the assets acquired in the MIT and Midla acquisitions. Collectively, these new acquisitions accounted for 94% of the increase of $2.2 million.

      In 1997, our interest expense increased 159% when compared to the year ended 1996, from $.4 million to $1.1 million. The increase in 1997 is associated with additional borrowings of approximately $37 million, which was outstanding for one month and used to bridge finance the MIT acquisition prior to an equity offering, and the addition of approximately $21.8 million in debt, which was outstanding for November and December and was used to finance the Midla acquisition.

      We recognized annual operating income and net income in 1997 of $7.3 million and $5.8 million, respectively, as compared to $2.6 million in operating income and $1.9 million in net income for the year ended 1996. Basic earnings per share increased 55% from $0.73 in 1996 to $1.13 in 1997. We achieved the increased earnings per share despite the dilutive effects of issuing additional shares in common stock offerings in August 1996 and July 1997. We attribute this significant improvement in earnings per share to the positive impact of the accretive acquisitions we consummated during 1997.

Income Taxes

      As of December 31, 1998, we have net operating loss carryforwards of approximately $16.6 million, expiring in various amounts from 1999 through 2011. These loss carryforwards were generated by our predecessor and by Republic Gas Partners, L.L.C. ("Republic"). Our ability to utilize the carryforwards depends on our generating sufficient taxable income. It will also be affected by annual limitations (currently estimated at $4.9 million) on the use of such carryforwards. This limitation is due to a change in stockholder control under the Internal Revenue Code that was triggered by our July 1997 common stock offering and the change of ownership created by the acquisition of Republic.

      For the year ended December 31, 1998, we removed a portion of the valuation allowance related to net operating loss carryforwards that are more likely than not to be utilized in the future. This resulted in our income tax expense being lowered by approximately $1.1 million.

Capital Resources and Liquidity

      We had historically funded our capital requirements through cash flow from operations and borrowings from affiliates and various commercial lenders. However, our capital resources were significantly improved with the equity infusion derived from our initial and secondary common stock offerings in August 1996 and July 1997, respectively.

      The net proceeds of our combined stock offerings contributed approximately $42.1 million and significantly improved our financial flexibility. This increased flexibility has allowed us to pursue acquisition and construction opportunities utilizing lower cost conventional bank debt financing. During 1998 and to date in 1999, we have acquired or constructed $83.1 million of pipeline systems. These acquisition and construction projects increased our long-term debt to total capitalization ratio to 62% at March 31, 1999.

      As a result of significantly increased cash flows generated from our numerous acquisitions, in September 1998, we amended and restated our bank financing agreement with Bank One. These amendments increased our borrowing availability, modified our letter of credit facility, established a credit sharing, extended the maturity two years to August 2002, modified financial covenants, established waiver and amendment approvals and changed the fee structure to include a decrease in the interest rate on borrowings.

      The amendments to the credit agreement increased our borrowing availability from $80 million to $150 million (with an initial committed amount of $100 million, which, as noted below, has subsequently been increased to $125 million). The amended credit agreement provides borrowing availability as follows: (i) up to a $15 million sublimit for the issuance of standby and commercial letters of credit and (ii) the difference between the $100 million and the used sublimit available as a revolving credit facility. Effective September 8, 1998, at our option, borrowings under the amended credit agreement accrue interest at LIBOR plus 1.25% or the Bank One base rate.

      Under the amended credit agreement, a credit sharing was established among Bank One, CIBC Inc., and Bank of America, N.A. We were subject to an initial facility fee of $.5 million, which represents all fees due on borrowings up to $100 million. As we borrow funds in excess of $100 million, a
 .15% fee will be imposed. Our commitment fee remained at .375%. Additionally, we are subject to an annual administrative agency fee of $35,000.

      In addition, the credit agreement is secured by all accounts receivable, contracts, the pledge of all of our subsidiaries' stock and a first lien security interest in our pipeline systems. The credit agreement also contains a number of customary covenants that require us to maintain certain financial ratios and limit our ability to incur additional indebtedness, transfer or sell assets, create liens, or enter into a merger or consolidation. We were in compliance with such financial covenants at March 31, 1999.

      In March 1999, we further amended the credit agreement to increase the committed amount of borrowing availability and to allow for Canadian dollar denominated loans. In anticipation of a new acquisition in Canada, we increased the committed amount of borrowing availability under the credit agreement from $100 million to $125 million. In addition, because the functional currency of a newly formed Canadian subsidiary will be Canadian dollars, we revised the credit agreement to allow us the flexibility to borrow funds in Canadian dollars in order to eliminate foreign currency exchange risk. See Note 17 in the notes to our consolidated financial statements included in this prospectus supplement for additional information.

      For the year ended December 31, 1998, we generated cash flow from operating activities of approximately $17.2 million and had approximately $47.0 million available to us under our credit agreement. At December 31, 1998, we had committed to making approximately $3.7 million in construction related expenditures for 1999 and an additional $7.5 million in acquisition related expenditures, as indicated in Note 6 in the notes to our consolidated financial statements included in this prospectus supplement. For the quarter ended March 31, 1999, the Company generated cash flow from operating activities before changes in working capital accounts of approximately $4.9 million and had approximately $7.6 million available under the credit agreement. At March 31, 1999, the Company had committed to make approximately $2.2 million in construction related expenditures for 1999. We believe that our credit agreement and funds provided by operations will be sufficient for us to meet our operating cash needs for the foreseeable future and our projected capital expenditures of approximately $2.2 million. If funds under the credit agreement are not available to fund acquisition and construction projects, we would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurances that any such financing will be available on terms acceptable to us. Should sufficient capital not be available, we will not be able to implement our growth strategy as aggressively. Reducing our outstanding indebtedness with the net proceeds of this offering will increase our borrowing availability and should enable us to continue to pursue our aggressive growth strategy.

Recent Accounting Pronouncements

      The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this statement should be as of the beginning of an entity's fiscal quarter; on that date, SFAS No. 133 will require us to record all derivatives on the balance sheet at fair value. We will either recognize changes in derivative fair values in earnings as offsets to the changes in fair value of related hedged assets, as liabilities and firm commitments or, for forecasted transactions, they will be deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS 133 on our financial statements will depend on a variety of factors. These include future interpretative guidance from the FASB, the extent of our hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, we do not believe the effect of adopting SFAS 133 will be material to our financial position.

Year 2000

      The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failure or miscalculations. As a result, many companies may be forced to upgrade or completely replace existing hardware and software in order to be Y2K compliant.

      We have completed the assessment of our computer software, hardware and other systems, including embedded technology, relative to Y2K compliance. Some of our older computer programs were written using two digits rather than four to define the applicable year. As a result, the Y2K problem identified above does impact some of our computer software and hardware systems. If the problems are not remedied in a timely manner, this could cause disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Such disruption could materially and adversely affect our results of operation, our liquidity and our financial condition.

      We are currently updating some of our software and hardware in order to improve the timeliness and quality of our business information systems. A by-product of these improvements is the purchase of Y2K compliant software and hardware for systems that otherwise are not Y2K compliant today. We have completed software and hardware selection and have begun implementing our systems update. We anticipate completion by June 1999. A budget for updating computer software and hardware of approximately $1.0 million dollars has been established. Approximately $.8 million has been spent through March 31, 1999. Based on a successful implementation of our Y2K plan, we do not expect the Y2K issue to pose significant operational problems for our computer systems.

      We plan to complete an assessment of our key vendors, customers and other third parties by June 30, 1999 to assess the impact such third party Y2K issues might have on our business operations. We do not anticipate that any third party's Y2K issues will materially impact our operations or financial results. With respect to suppliers, we do not utilize any individual supplier in our operations for which interruptions for Y2K problems could have a material impact on our operations and financial results. In addition, there are alternative suppliers from which we anticipate we would be able to obtain sufficient quantities of products to continue to conduct our business. Because we anticipate that we will complete our Y2K remediation efforts in advance of December 31, 1999, we have not made any contingency plans with respect to our operations and systems. However, a contingency plan will be established by the third quarter of 1999 to address any unforeseen issues and to cover for the contingency that the planned improvements are not completed on schedule.

      The above disclosure is a "YEAR 2000 READINESS DISCLOSURE" made with the intention of complying fully with the Year 2000 Information and Readiness Disclosure Act of 1998, Pub. L. No. 105-271, 112 Stat. 2386, signed into law October 19, 1998. All statements made in this disclosure should be construed within the confines of that Act. To the extent that any reader of the above Year 2000 Readiness Disclosure is other than an investor or potential investor in our common stock, this disclosure is made for the SOLE PURPOSE of communicating or disclosing information aimed at correcting, helping to correct and/or avoiding Year 2000 failures.

                            BUSINESS AND PROPERTIES

      We are a rapidly growing pipeline company engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. We currently own and operate over 2,450 miles of pipeline, including interstate and intrastate transmission pipelines, end-user pipelines and gathering systems, with an aggregate daily throughput capacity of approximately
2.5 Bcf per day. In addition, we have four processing and treating plants with an aggregate throughput capacity of approximately 100 Mmcf per day. Our principal assets are located in Alabama, Louisiana, Mississippi, Oklahoma, Texas and Canada.

      Since 1996, we have grown significantly by acquiring or constructing 49 pipeline systems at an aggregate cost of over $161 million. As a result, our average daily throughput increased to approximately 607 Mmcf per day as of December 31, 1998 from approximately 110 Mmcf per day in 1996. In addition, our EBITDA and net income increased to $16.9 million and $9.1 million, respectively, in 1998 from $3.1 million and $1.9 million, respectively, in 1996.

      We segregate our business activities into three principal segments:

     . Transmission Pipelines. We own and operate two interstate and one intrastate transmission pipelines. These systems primarily receive and deliver natural gas to and from other pipelines and also serve end-user or gathering functions. Our primary transmission systems, which were acquired in 1997, are the MIT system, located principally in northern Alabama along the Tennessee River Valley, and the Midla system, located in Louisiana and Mississippi. Average daily natural gas transmission volumes increased 84% to 269 Mmcf per day in 1998 from 146 Mmcf per day in 1997. The Transmission Pipelines segment accounted for $13.2 million or 57% of our gross margin in 1998.

     . End-User Pipelines. We own and operate 20 end-user systems that provide a direct supply of natural gas to industrial companies, municipalities or electric generating facilities through interconnect gas pipelines that we construct or acquire. Some of our end-user customers include Amoco Chemical Company, Champion International Corporation, Exxon Chemical Company, Georgia Pacific Corporation and Owens Corning Corporation. Our average daily end-user volumes increased 149% to 167 Mmcf per day in 1998 from 67 Mmcf per day in 1997. The End-User Pipelines segment accounted for $5.0 million or 22% of our gross margin in 1998.

     . Gathering Pipelines and Natural Gas Processing. Our 36 gathering systems typically consist of a network of pipelines that collect natural gas or crude oil from points near producing wells and transport it to larger pipelines for further transmission. Processing revenues are realized from the extraction and sale of NGLs as well as the sale of the residual gas. Our more significant gathering and processing assets, which were acquired in 1998 and 1999, include our Anadarko/Mendota system in the Texas Panhandle and western Oklahoma, the Calmar system in Alberta, Canada, and Dufour Petroleum, Inc. ("DPI"), an NGL, crude oil and CO\\2\\ trucking and marketing company. Our average daily gathering and processing volumes increased 215% to 151 Mmcf per day in 1998 from 48 Mmcf per day in 1997. The Gathering Pipelines and Natural Gas Processing segment accounted for $4.4 million or 19% of our gross margin in 1998.

      We derive revenue from transportation fees for transporting natural gas and petroleum liquids through our pipelines. In addition, we provide natural gas marketing services to our customers within each of the three segments. Although the majority of our business is transportation fee based, we do retain some exposure to commodity prices in our processing business. This exposure represents a relatively small proportion of our total gross margin but provides us with modest upside potential if NGL prices continue to recover from recent historical lows.

Opportunities in Our Industry

      The natural gas industry has undergone dramatic change over the past decade largely due to a series of steps taken by the federal and state governments to deregulate the industry and increase competition among industry participants. These actions are causing a major restructuring of the relationships between interstate pipeline companies, LDCs and their respective customers and have created opportunities for us to compete for these customers. We believe that the strategic location of our pipelines, our strong industry relationships and lower cost structure relative to major interstate carriers and LDCs position us well to continue to take advantage of this opportunity to expand our customer base.

      As the focus of deregulation has shifted to the electric generating industry, there has been an increasing convergence of the natural gas and electric industries. There is also a general trend toward the consolidation of companies within the natural gas industry. These changes have prompted several large mergers between and among electric utilities and diversified natural gas companies. We believe that these combined companies will divest certain of their natural gas transmission, gathering and processing assets either as a result of antitrust divestiture requirements or for strategic purposes. As a result, we believe that these divestitures will create considerable acquisition opportunities for us and that our industry relationships position us well to capitalize on these opportunities.

Business Strategy

      Our principal business strategy is to increase our earnings and cash flow by focusing on accretive acquisitions, pursuing pipeline system and processing facility construction and expansion opportunities and improving the profitability of these systems through volume growth initiatives and cost savings opportunities. We implement this strategy through the following steps:

     . Accretive Acquisitions. We seek to acquire natural gas or petroleum liquids transmission, end-user and gathering pipeline systems and processing plants that offer the opportunity for operational synergies and the potential for increased utilization and expansion of the system. We target systems in our core geographic areas of operation in order to capitalize on existing infrastructure, personnel and customer relationships to maximize system profitability. We also seek to acquire assets near areas with growing demand for natural gas or increasing drilling activity. These acquisitions enable us to establish new core areas in which to build a regional presence. For example, we purchased the Anadarko gas gathering system located in Texas and Oklahoma in September 1998. The 696-mile system and processing plant are located in a prolific natural gas producing region and established a new core geographic area for us. We quickly strengthened our position in this area in December 1998 with the acquisition of the 35-mile Mendota system. This system, which included another processing facility, was interconnected with the Anadarko system, providing access to additional areas of natural gas production.

     . Construction and Expansion Opportunities. We leverage our existing infrastructure and customer relationships by constructing systems to meet new or increased demand for pipeline transportation services. These projects include expansion of existing systems and construction of new pipeline or processing facilities. We have recently constructed new facilities at a cost of approximately $10.0 million near the southern end of the Midla system to interconnect other systems we had previously acquired. This project will allow us to provide approximately 55 Mmcf per day of high pressure natural gas to a Georgia Pacific Corporation plant and to an Exxon Chemical Company cogeneration facility and allow us to compete for additional end-user customers in the area.

     . Improving Existing System Profitability. After a system is acquired or constructed, we begin an aggressive effort to market directly to both producers and end-users in order to fully utilize the system's capacity. As part of this process, we focus on providing quality service to our existing customers while identifying new customers. Many of our existing pipeline and processing systems were designed with excess throughput capacity that provides us with opportunities to increase throughput with little incremental cost and to facilitate higher margin "swing" sales during periods of increased gas demand. For example, since the purchase of the MIT system in May 1997, we have increased contracted firm transportation volumes 29% to 170 Mmcf per day from 132 Mmcf per day. In addition, we generally seek to achieve administrative and operational efficiencies by capitalizing on the geographic proximity of many of our systems.

Acquisition and Construction Activity

      From January 1, 1996 through March 31, 1999, we have acquired ownership of or interests in or constructed 49 pipelines, including four natural gas processing plants, for an aggregate cost of over $161 million. The following table summarizes certain information regarding our acquisition and construction activities:

                                                                1999
                                            1996  1997  1998  (3 Mos.)  Total
                                            ----- ----- ----- -------- -------
Acquisition Expenditures (in millions)..... $ 8.4 $70.3 $52.1  $31.0   $ 161.8

Pipelines Acquired or Constructed:
 Transmission Pipelines....................  --     2    --     --         2
 End-User Pipelines........................   6     6     1     --        13
 Gathering Pipelines.......................  17     3     5      9        34
                                            ----- ----- -----  -----   -------
 Total Number..............................  23    11     6      9        49
                                            ===== ===== =====  =====   =======
 Total Miles............................... 402   907   854    171     2,334

Processing and Treating Facilities
 Acquired..................................   1    --     2      1         4

      MIT Acquisition. Consistent with our business strategy, in May 1997, Midcoast acquired the pipeline and energy services operations of Atrion Corporation for cash consideration of $38.2 million and up to $2.0 million in contingent deferred payments. These operations include (i) a 295-mile interstate transmission pipeline located in northern Alabama, Mississippi and southern Tennessee that transports natural gas to industrial and municipal customers (the "MIT system"), (ii) the 38-mile Champion system and the one-mile Monsanto system pipeline in northern Alabama which primarily serve these two large industrial customers and (iii) a natural gas marketing company that was subsequently merged into Midcoast Marketing Inc. ("MMI").

      Midla Acquisition. In October 1997, we completed our acquisition of Republic, which owned Mid Louisiana Gas Company, Mid Louisiana Gas Transmission Company and Mid Louisiana Marketing Company, which was subsequently merged into MMI. Consideration for the acquisition included $3.2 million in cash, the assumption of approximately $19.1 million in bank indebtedness, 481,247 shares of our common stock and warrants to acquire 171,880 shares of common stock. The assets acquired included (i) a 405-mile interstate gas pipeline that runs from the Monroe gas field in northern Louisiana, southward through Mississippi to Baton Rouge, Louisiana (the "Midla system"), (ii) three end-user gas pipelines with a collective length of 40 miles and (iii) two offshore lateral gas pipelines with a collective length of approximately nine miles. These pipelines serve a number of large industrial and municipal customers.

      As a result of agreements to provide a new source of high-pressure natural gas for customers in and around the Port Hudson and Baton Rouge area, we have acquired several pipeline systems and are constructing additional contiguous pipelines to build the needed infrastructure to meet this demand. We have estimated the total cost of the project to be approximately $10.0 million. At March 31, 1999, $7.8 million has been incurred in purchase and construction costs. The remaining expenditures are expected to be incurred no later than the second quarter of 1999.

      Anadarko Acquisition. In September 1998, we purchased the Anadarko gas gathering system from a subsidiary of El Paso Energy Corporation. The pipeline system was purchased for cash consideration of $35.0 million. Under the agreement, we acquired ownership and operation of the Anadarko gas gathering system located in Beckham and Roger Mills Counties in Oklahoma, and Hemphill, Roberts and Wheeler Counties in Texas. The system is comprised of over 696 miles of pipeline and had an average throughput of 158 Mmcf per day from the date of acquisition through December 31, 1998. The system gathers gas from approximately 250 wells and includes a 40 Mmcf per day natural gas processing facility, 11 compressor stations with a total of over 14,000 horsepower and interconnections with eight major interstate and intrastate pipeline systems.

      We expanded the Anadarko system in December 1998 with the acquisition of the Mendota system from Seagull Energy Corporation for $3.8 million. The Mendota system, which is interconnected with the Anadarko system, includes a processing facility and 35 miles of gathering pipeline.

      Gloria System and Bruni System Acquisitions. In December 1998, the Company entered into separate definitive purchase and sales agreements with Koch Industries to purchase the Gloria pipeline system in southeastern Louisiana and the Bruni gathering system in south Texas for a combined total price of $7.5 million. The Gloria system is comprised of approximately 133 miles of pipeline with a 1,650 horsepower compressor station, and includes 51 miles of gathering pipeline and 82 miles of transmission pipeline. The system gathers gas from seven producing fields and also directly supplies natural gas to an industrial customer and an LDC in the area. The Bruni system is comprised of 142 miles of pipeline. The system gathers gas from producing wells in the south Texas region and also provides natural gas supply services to several municipalities. Both pipelines are presently part of Koch's interstate system and the FERC must approve the system's abandonment from interstate service and sale before the transaction can be completed. We intend to operate both pipelines as intrastate systems.

      1999 Acquisitions. During the first quarter of 1999, we consummated $31.0 million in acquisitions as follows:

    Calmar Acquisition. We purchased the Calmar system in Alberta, Canada from Probe Exploration, Inc. ("Probe"). The total value of the transaction was approximately $13.2 million (U.S.). The assets purchased include a 30 Mmcf per day amine sweetening plant, 30 miles of gas gathering pipeline and approximately 4,000 horsepower of compression located near Edmonton, Alberta. The Calmar system currently gathers and treats approximately 24 Mmcf per day of sour gas from 27 producing wells operated by Probe and Courage Energy Inc. In conjunction with the purchase, Probe entered into a gas gathering and treating agreement with us, including the long-term dedication of Probe's reserves in the Leduc Field, a right of first refusal agreement on new or existing midstream assets within a defined 390-square mile area of interest, and an assignment to us of an existing third party gathering and treating agreement.

    DPI and Flare Acquisitions. We purchased two related companies, Flare, LLC ("Flare") and DPI. The total value of the transaction was approximately $11.1 million and could include future consideration should certain contingencies be met. The Flare and DPI shareholders received cash consideration of approximately $3.2 million, we assumed $5.5 million in debt, and the DPI shareholders received 140,574 shares of our common stock. Flare is a natural gas processing and treating company whose principal assets include 27 portable natural gas processing and treating plants from which it earns revenues based on treating and processing fees and/or a percentage of the NGLs produced. DPI is an NGL, crude oil and CO\\2\\ transportation and marketing company. DPI operates 43 NGL and crude oil trucks and trailers, a fleet of 40 pressurized railcars and in excess of 400,000 gallons of NGL storage facilities and product treating and handling equipment.

    Tinsley Acquisition. We purchased the Tinsley crude oil gathering pipeline for $5.2 million. The Tinsley system is located in Mississippi and consists of 60 miles of crude oil gathering pipeline, related truck and Mississippi River barge loading facilities and 170,000 barrels of crude oil storage.

    SeaCrest Acquisition. We also completed the purchase of a 70% interest in SeaCrest Company LLC for $1.5 million, which in turn acquired seven active offshore natural gas gathering pipelines. The gathering pipelines that SeaCrest acquired from Koch Industries include seven active systems located offshore in the Gulf of Mexico, south of Louisiana, and comprise approximately 81 miles of pipeline. These systems gather gas from 23 offshore producing wells with a current total throughput of approximately 49 Mmcf per day.

Operations

      Segments. Beginning in 1998, we segregated our business activities into three segments: Transmission Pipelines; End-User Pipelines; and Gathering Pipelines and Natural Gas Processing. Our management analyzes these segments independently. The segments derive revenue from different sources. For financial information related to each segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations," as well as Note 14 in the notes to our consolidated financial statements included in this prospectus supplement. Set forth below is a description of the principal business activities conducted by each of the segments.

         Transmission Pipelines. Our transmission pipelines primarily receive and deliver natural gas to and from other pipelines and secondarily serve end-user or gathering functions. We receive transportation fees for transporting gas owned by other parties through our pipeline systems. We seek to further expand our activities in this area through the acquisition or construction of natural gas transmission pipelines in our core geographic areas of operation where operational synergies and market opportunities exist or in new geographic regions where there is increasing demand for gas by municipal and industrial users. As of March 31, 1999, we owned two interstate and one intrastate transmission pipelines. The Transmission Pipelines segment accounted for $13.2 million or 57% of our gross margin in 1998.

         End-User Pipelines. We also contract with industrial end-users, municipalities and electrical generating facilities to provide natural gas and natural gas transportation services to their facilities through interconnect gas pipelines that we construct or acquire. These pipelines provide a direct supply of natural gas to new industrial facilities or to existing facilities as an alternative to the LDCs. We intend to continue to pursue direct sales to these end-users, which now have the flexibility to negotiate their gas purchase and transportation contracts as a result of industry deregulation. Frequently, we are able to offer our end-user customers rates lower than the customer's current energy supplier. Our contracts with end-user customers typically provide that the customer pay a transportation fee based on the volume of natural gas transported through our pipeline. As of March 31, 1999, we owned 20 end-user pipelines. The End-User Pipelines segment accounted for $5.0 million or 22% of our gross margin in 1998.

         Gathering Pipelines and Natural Gas Processing. Our gathering systems typically consist of a network of pipelines that collect natural gas or crude oil from points near producing wells and transport it to larger pipelines for further transmission. Gathering systems may include meters, separators, dehydration facilities and other treating equipment owned by us or others. We derive revenues from gathering systems by transporting natural gas or crude oil owned by others through our pipelines for a transportation fee, by purchasing natural gas and utilizing our pipelines to transport the natural gas to a customer in another location where the natural gas is resold or, in certain instances, by purchasing natural gas and arranging for the delivery and resale of an equivalent quantity of natural gas to a customer not directly served by our pipelines. We typically accomplish transactions with customers not directly served by our pipelines by entering into agreements whereby we exchange natural gas in our pipelines for natural gas in the pipelines of other transmission companies. We intend to pursue the acquisition or construction of additional gas gathering systems in or near our core geographic operating areas and where drilling activity is expected to provide opportunities for the expansion of gathering or processing facilities. As of March 31, 1999, we owned an interest in and operated 36 gathering systems. The Gathering Pipelines and Natural Gas Processing segment accounted for $4.4 million or 19% of our gross margin in 1998.

    We realize our natural gas processing revenues from the extraction and sale of NGLs as well as the sale of the residual natural gas. We earn these revenues under processing contracts with producers of natural gas utilizing both a "percentage of proceeds" and "keep-whole" basis. The contracts based on "percentage of proceeds" provide that we receive a percentage of the NGLs and residual gas revenues as a fee for processing the producer's gas. The "keep-whole" contracts require that we reimburse the producers for the Btu energy equivalent of the NGLs and fuel we remove from the natural gas as a result of processing, and we retain all revenues from the sale of the NGLs. Once extracted, the NGLs are further separated in our facilities into products such as ethane, propane, butanes, natural gasoline and condensate. These products are then sold to various wholesalers along with raw sulfur from our sulfur recovery plant. Our processing margins can be adversely affected by declines in NGL prices, declines in gas throughput, or increases in shrinkage or fuel costs, and in the case of "keep-whole" contracts, margins can be affected by rising natural gas prices. As of March 31, 1999, we owned four large capacity processing and/or treating plants and 27 smaller portable processing plants.

      Gas Marketing Services. In addition, we provide natural gas marketing services to our customers within each of the three segments. We have focused our gas marketing activities on our systems with a strategic focus on providing quality and consistent service to customers connected to our pipeline network. Our marketing activities include providing natural gas supply and sales services to some of our end-user customers by purchasing the natural gas supply from other marketers or pipeline affiliates and reselling the natural gas to the end-user. We also purchase natural gas directly from well operators on many of our gathering systems and resell the natural gas to other marketers or pipeline affiliates. Many of the contracts pertaining to our gas marketing activities are month-to-month, spot market transactions with numerous gas suppliers or producers in the industry. We also offer other gas services to some of our customers including management of capacity release and gas balancing.

      Typically, we purchase natural gas at a price determined by prevailing market conditions. Simultaneously with our purchase of natural gas, we generally resell natural gas at a higher price under a sales contract that is comparable in terms to our purchase contract, including any price escalation provisions. In most instances, small margins are characteristic of natural gas marketing because there are numerous companies of greatly varying size and financial capacity who compete with us in the marketing of natural gas. The profitability of our natural gas marketing operations depends in large part on the ability of our management to assess and respond to changing market conditions in negotiating these natural gas purchase and sale agreements. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users have been reluctant to enter into long-term purchase contracts. Moreover, consumers have shown an increased willingness to switch fuels between gas and alternate fuels in response to relative price fluctuations in the market. The inability of management to respond appropriately in changing market conditions could have a negative effect on our profitability. Accordingly, historical operating income associated with this revenue stream has varied depending on market conditions. The use of third-party pipelines in our gas marketing activities also exposes us to economic risk. This risk results from imbalances or nominated volume discrepancies, which can result either in penalties having a negative impact on earnings or in a transaction gain, depending on how and when imbalances are corrected. We believe the marketing of natural gas is an important complement to our transportation services.

Pipeline Systems

      As of March 31, 1999, we owned an interest in and operated 59 pipelines. These include two interstate transmission pipelines, one intrastate transmission pipeline, 20 end-user pipelines and 36 gathering pipelines. The majority of these pipelines are situated strategically in our core Gulf Coast operating area. Certain information concerning our pipelines is summarized in the following table:

                                                                  Average       Daily
                                                        Length     Daily       Volume
                                                          in     Volume(2)   Capacity(2)
   Pipeline System(1)               Location             Miles  (Mmbtu/Day)  (Mmbtu/Day)
------------------------  ----------------------------- ------- -----------  -----------
TRANSMISSION PIPELINES:
  Magnolia..............           Central AL             111.0    28,447       120,000
  MIT...................  Selmer, TN to Huntsville, AL    295.3   101,884       200,000
  Midla.................  Monroe, LA to Baton Rouge, LA   404.6    78,092       190,000
                                                        -------   -------     ---------
   Total Transmission (3
    systems)............                                  810.9   208,423       510,000
END-USER PIPELINES:
  Creole................       Orleans Parish, LA          44.0    32,181       115,000
  Farmlands.............        Grant Parish, LA            4.3    31,434        62,000
  Baton Rouge...........    E. Baton Rouge Parish, LA      33.2    26,384        80,000
  Champion..............   Lawrence & Colbert Cos., AL     38.0    23,313        50,000
  Westlake..............      Calcasieu Parish, LA          1.3    14,209        50,000
  Crown Vantage.........    West Feliciana Parish, LA       2.5     8,489        32,800
  Salt Creek(3).........     Kent & Scurry Cos., TX        39.1     5,437        20,000
  Monsanto..............         Morgan Co., AL             1.0     4,432        20,000
  OC Kansas.............        Wyandotte Co., KS           1.0     2,817         6,500
  Roane County(4).......          Roane Co., TN             2.1     1,440         5,000
  All Other (10
   systems).............         KS, NY, TN, TX            39.1     5,975       107,200
                                                        -------   -------     ---------
   Total End-User (20
    systems)............                                  205.6   156,111       548,500
GATHERING PIPELINES AND
 NATURAL GAS PROCESSING:
  Anadarko/Mendota(5)...        OK & TX Panhandle         731.0   157,829       345,000
  T51...................           Offshore LA              4.7    18,126        72,000
  Cook Inlet Oil(4).....         Cook Inlet, AK             2.7    17,141(6)    120,000(6)
  T33...................           Offshore LA              3.9    13,898        24,000
  Guerra(3).............      Webb & Duval Cos., TX         8.4     6,485        50,000
  Loma Novia(3).........    Duval & McMullen Cos., TX      15.2     6,178        25,000
  Harmony(5)............           Central MS             155.4     5,328        20,000
  Texana(7).............            South TX               46.0     4,488        15,000
  Minnie Bock...........         Nueces Co., TX            14.0     2,898        10,000
  Calmar(5).............         Alberta, Canada           30.0       N/A(8)     30,000
  SeaCrest (7 systems)..           Offshore LA             81.3       N/A(8)    397,000
  Tinsley...............          Yazoo Co., MS            60.0       N/A(8)    180,000(6)
  All Other (18
   systems).............     AK, AL, KS, MS, OK, TX       309.1     9,792       135,500
                                                        -------   -------     ---------
   Total Gathering (36
    systems)............                                1,461.7   242,163     1,423,500
    Total Pipelines (59
     systems)...........                                2,478.2   606,697     2,482,000
                                                        =======   =======     =========

--------
(1) Unless otherwise indicated, all systems are 100% owned and operated by us. Inactive systems are not included.

(2) All volume and capacity information is approximate. Average daily volumes are based on total volumes transported during the twelve-month period ended December 31, 1998, except for systems that were acquired during 1998. For these systems the average daily volumes are based on total volumes transported from the date of acquisition or initial operation through December 31, 1998.

(3) This system is owned by Pan Grande Pipeline L.L.C., in which we own a 70% interest and which we operate.

(4) This system is owned and operated by a third-party. We receive throughput charges from this system.

(5) This gathering system includes natural gas processing and/or treating facilities.

(6) Volume has been converted from barrels of oil to equivalent Mmbtu of gas using one barrel to six Mmbtu consistent with industry standards.

(7) This system is owned by Texana Pipeline Company, in which we own a 50% interest and which we operate.

(8) This system was acquired in March 1999; therefore, there were no applicable volumes for the period shown.

Marketing and Competition

      Major Customers. Our principal customers are industrial end-users, municipalities, resellers of natural gas and producers of natural gas. We typically enter into one- to five-year transportation agreements. These agreements may also include provisions regarding guaranteed minimum volumes and price reductions after the customer meets certain transportation commitments. We also enter into marketing agreements with many of our customers that relate to gas supply and other services. For our FERC regulated entities, we enter into firm or interruptible transportation contracts, using the tariff rates approved by FERC. In certain situations, we have offered discounts from our tariffs in response to specific market conditions.

      In 1998, there were no customers that represented in excess of 10% of our gross margin. For 1997, Champion International Corporation and Entergy Gulf States, Inc. each contributed in excess of 10% of our gross margin on a pro forma basis. The agreement with Champion, which expires in 2004, provides for 26 Mmcf per day of firm transportation and a rate reduction of 41% in the event that Champion meets a minimum transportation volume, which is expected to occur in 2000 based on Champion's current usage. The agreements with Entergy for marketing and transportation services expire in 2000 and 1999, respectively. The marketing agreement provides for volumes that range from 15,000 Mmbtu to 110,000 Mmbtu per day. The transportation agreement provides for volumes that range from 25,000 Mmbtu to 100,000 Mmbtu per day. Both agreements include annual evergreen language after the expiration of the primary term.

      Competition. Our business is highly competitive. In marketing natural gas, we have numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Many of these competitors, particularly those affiliated with major integrated energy and interstate and intrastate pipeline companies, have financial resources substantially greater than ours. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with us. Some of our contracts are month-to-month arrangements, and, as such, these agreements are affected by competitive factors at the time of the sale.

      We compete against other companies for companies and assets to acquire, supplies of natural gas and customers. In competing for acquisitions, we compete against companies with greater resources that may be willing to pay more for a given acquisition. Competition for companies and assets to acquire is primarily based on the acquiring company's capital resources and its ability to complete the acquisition in a timely manner. Competition for customers is primarily based on efficiency, reliability, availability of transportation and the ability to offer a competitive price for natural gas. Competition for end-users is primarily based upon reliability and price of deliverable natural gas. For customers that have the capability to use alternative fuels, such as oil and coal, we also compete against companies capable of providing these alternative fuels at a competitive price.

      Natural Gas Supply. Our transmission and end-user pipelines have connections with major interstate and intrastate pipelines that management believes have access to natural gas volumes in excess of the volumes required for these systems. However, these purchase contracts may be affected by factors such as capacity constraints and temporary regional supply shortages beyond both our and the gas suppliers' control. With regard to our gathering systems, supply risks include third parties' control of the drilling of new wells, the inability of wells to deliver gas at required pipeline quality and pressure, and the depletion of reserves. Our future performance will depend, to a great extent, on the throughput levels we achieve with respect to our existing pipelines and the pipelines we acquire or construct in the future. In order to maintain the throughput on our gathering systems at current levels, we must access new natural gas supplies to offset the natural decline in reserves. In connection with the construction and acquisition of our gathering systems, we made evaluations of well and reservoir data furnished by producers to determine the availability of natural gas supply for the systems. Based on those evaluations, management believes that there should be adequate natural gas supply for us to recoup our investment with an adequate rate of return. However, management does not routinely obtain independent evaluation of reserves dedicated to our systems because of the cost of such evaluations. Accordingly, we do not have estimates of total reserves dedicated to our systems or the anticipated life of such producing reserves.

Regulatory Matters

      Rate and Regulatory Matters. Various aspects of the transportation of natural gas are subject to or affected by extensive federal regulation under the Natural Gas Act ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"), as well as various regulations promulgated by the FERC.

      Interstate Pipeline Regulation. Our operations of the MIT and Midla systems constitute the operations of a "natural gas company," as defined in the NGA. As such, these operations are subject to the jurisdiction of the FERC. The interstate pipeline operations of these systems are operated pursuant to certificates of public convenience and necessity and other authorizations issued under the NGA and pursuant to the NGPA. The FERC regulates the interstate transportation of and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, extensions and abandonment of facilities and service, rates of depreciation and amortization and certain accounting methods.

      Pipeline rates for the MIT and Midla systems must be filed with and approved by the FERC. They are submitted as cost-based and have been deemed to be "just and reasonable." The FERC may suspend for up to five months the effectiveness of rate changes filed by the pipeline, and/or permit a changed rate to go into effect subject to refund. The FERC may require the pipeline to refund, with interest, all or any portion of any increased amount collected under "subject to refund rates" that, in the FERC's final determination, is found not to be just and reasonable. The FERC also may investigate, either on its own motion or pursuant to protests by third parties, the lawfulness of pipeline rates that are on file.

      In April 1993, jurisdictional rates for the MIT system were increased from rates that had been in effect since April 1990. This rate increase was agreed to in an uncontested settlement with the MIT system's customers that the FERC approved in December 1993. That agreement was amended in September 1996 to eliminate the requirement that a new rate case be filed in September 1996 or any year thereafter. As part of that agreement, rates on the MIT system were reduced 6% effective September 1996.

      In June 1996, a decrease in the jurisdictional rates for the Midla system were proposed from rates that had been in effect since 1990. This rate decrease was agreed to in an uncontested settlement with Midla's customers and was certified to the FERC by the presiding Administrative Law Judge in November 1996. Accordingly, the FERC approved the settlement by letter order dated March 28, 1997. As part of that agreement, Midla is not required to file a new rate case.

      Intrastate Pipeline Regulation. Our intrastate pipeline operations are generally not subject to regulation by the FERC, but they are subject to regulation by various agencies of the states in which we operate. The Magnolia system is subject to the jurisdiction of the FERC with respect to the transportation rates under NGPA Section 311. Under NGPA Section 311, an intrastate pipeline can provide transportation service "on behalf of" any interstate pipeline or LDC served by an interstate pipeline company without prior FERC authorization. Specifically, the FERC adopted a so-called transport or title standard requiring that for purposes of interstate transportation under NGPA Section 311, the "on behalf of entity" must either (1) have physical custody of or (2) hold title to the gas at some point during the transaction. NGPA Section 311 service must be provided without undue discrimination or preference and is subject to certain FERC filing and reporting requirements.

      The end-user pipelines and the transmission pipelines not regulated by the FERC are subject to the regulations of the state agencies of the states in which they are located. Most states have agencies that possess the authority to review and authorize transactions, construction, acquisition, abandonment and interconnection of physical facilities. Some states also have state agencies that regulate transportation rates and contract pricing to ensure their reasonableness.

      Canadian Pipeline Regulation. One of our subsidiaries, Midcoast Canada Operating Corporation ("Midcoast Canada"), owns the Calmar system located in central Alberta, Canada. Construction, operation and reclamation of the Calmar system are primarily regulated by the Alberta Energy and Utilities Board ("EUB") and Alberta Environmental Protection. Rates for gas processing and transportation through the Calmar system are presently determined by negotiated contracts. Pursuant to the Alberta Oil and Gas Conservation Act, R.S.A. 1980,
c. O-5, an application may be made to the EUB for an order declaring the Calmar system to be a common processor, purchaser and/or carrier. In the event that
(i) the EUB grants such an order (with the approval of the Alberta Lieutenant Governor in Council) and (ii) an agreement respecting rates and charges cannot be reached between the applicant and Midcoast Canada, a subsequent application may then be made to the EUB to set rates and charges for gas processing, purchase and/or transportation at the Calmar system. The EUB also has the general authority pursuant to the Oil and Gas Conservation Act and Alberta Pipeline Act, R.S.C. 1980, c. P-80, to conduct an investigation into matters and questions involving gas plants and pipelines located within Alberta, such as the Calmar system.

      Gathering Operations Regulation. The NGA exempts gas gathering facilities from the direct jurisdiction of the FERC. We believe that our gathering facilities and operations meet the current tests that the FERC uses to grant non-jurisdictional gathering facility status. Some of the recent cases applying these tests in a manner favorable to the determination of our non-jurisdictional status are still subject to rehearing and appeal. In addition, the FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and non-jurisdictional gathering facilities have varied over time. While we believe the current definitions create non-jurisdictional status for our gathering facilities, no assurance is available that such facilities will not, in the future, be classified as regulated transmission facilities. If such a classification were to occur, the rates, terms, and conditions of the services rendered by those facilities would become subject to regulation by the FERC.

      No state in which we operate currently regulates gathering fees. Although we are not aware that any state in which we operate a natural gas gathering system is likely to begin regulation of our natural gas gathering activities and fees, new or increased state regulation has been adopted or proposed in other natural gas producing states, and there can be no assurance that such regulation will not be proposed or adopted in states where we conduct gathering activities or that we will not expand into or acquire operations in a state where such regulations could be imposed.

      Environmental and Safety Matters. Our activities in connection with the operation and construction of pipelines and other facilities for transporting, processing, treating, or storing natural gas and other products are subject to environmental and safety regulation by numerous federal, state, local and Canadian authorities. This regulation can include ongoing oversight regulation as well as requirements for construction or other permits and clearances that must be granted in connection with new projects or expansions. Regulatory requirements can increase the cost of planning, designing, initial installation and operation of such facilities. Sanctions for violation of these requirements include a variety of civil and criminal enforcement measures, including assessment of monetary penalties, assessment and remediation requirements and injunctions as to future compliance. The following is a discussion of certain environmental and safety concerns that relate to us. It is not intended to constitute a complete discussion of the various federal, state, local and Canadian statutes, rules, regulations, or orders to which our operations may be subject.

      In most instances, these regulatory requirements relate to the release of substances into the environment and include measures to control water and air pollution. Moreover, we could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or state counterparts, regardless of our fault, in connection with the disposal or other releases of hazardous substances, including those arising out of historical operations conducted by our predecessors. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this trend will likely continue in the future.

      Environmental laws and regulations may also require us to acquire a permit before we may conduct certain activities. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species that have been identified as "endangered" or "threatened" or other protected areas. We are also subject to other federal, state and local laws covering the handling, storage or discharge of materials, and we are subject to laws that otherwise relate to the protection of the environment, safety and health. As an employer, we are required to maintain a workplace free of recognized hazards likely to cause death or serious injury and to comply with specific safety standards.

      We will make expenditures in connection with environmental matters as part of our normal operations and capital expenditures. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that might become necessary. We are subject to an inherent risk of incurring environmental costs and liabilities because of our handling of oil, gas and petroleum products, historical industry waste disposal practices and prior use of gas flow meters containing mercury. There can be no assurance that we will not incur material environmental costs and liabilities. Management believes, based on our current knowledge, that we have obtained and are in current compliance with all necessary and material permits and that we are in substantial compliance with applicable material environmental and safety regulations. Further, we maintain insurance coverages that we believe are customary in the industry; however, there can be no assurance that our environmental impairment insurance will provide sufficient coverage in the event an environmental claim is made against us. See "Business and Properties-- Insurance." We are not aware of any existing environmental or safety claims that would have a material impact upon our financial position or results of operations.

Oil and Gas Properties

      We own several non-operated working and overriding royalty interests in producing and non-producing oil and gas properties. For the year ended December 31, 1998, revenues from our oil and gas properties were less than 1% of our total revenues, and for the same period our oil and gas properties represented less than 1% of our total assets. Although it is not expected to become a major line of business for us, management expects that acquisition and ownership of non-operated oil and gas interests will remain a facet of our business for the foreseeable future.

Title to Properties

      As part of our pipeline construction process, we must obtain certain right-of-way agreements from landowners whose property the proposed pipeline will cross. The terms and cost of these agreements can vary greatly due to a number of factors. In addition, as part of our acquisition process, we will typically evaluate the underlying right-of-way agreements for the particular pipeline to be acquired to determine that the pipeline owner has met all terms and conditions of the underlying right-of-way agreements and that the agreements are still in full force and effect. We typically rely upon outside service organizations to review the right-of-way agreements and to make suggestions to the seller as to any curative work required before closing. We typically do not receive a title opinion or title policy as to these right-of-way agreements due to the complexity of the records and expense.

      Occasionally, we may seek to initiate condemnation proceedings where permitted under state law to obtain a right-of-way necessary for pipeline construction projects. We believe that this process is consistent with standards in the pipeline industry. We believe that we hold good title to our pipeline systems, subject only to defects which we believe are not material to the ownership of our properties or results of operations. Substantially all of our pipeline systems are pledged to secure borrowings under our credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

Insurance

      Our operations are subject to many hazards inherent in the natural gas transmission industry. We maintain insurance coverage for our operations and properties at levels considered to be customary in the industry. There can be no assurance, however, that our insurance coverage will be available or adequate for any particular risk or loss or that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Although, management believes that our assets are adequately covered by insurance, a substantial uninsured loss could have a material adverse impact on us and our financial position.

Legal Proceedings

      We are currently involved in certain litigation that arose in the ordinary course of business. Management believes that all costs of settlements or judgments arising from such suits will not have a material adverse effect on our consolidated financial position or results of operations.

Employees and Contract Service Organizations

      We had 232 full-time employees on March 31, 1999. We have arrangements with other unaffiliated independent pipeline operating companies that service and operate our extensive field operations and provide for emergency response measures. We are not a party to any collective bargaining agreements. There have been no significant labor disputes in the past.

                                   MANAGEMENT

      The following table sets forth certain information concerning our directors and executive officers. Each director holds office until the first annual meeting of stockholders is held after his election or until his successor is elected or appointed and qualified.

Directors and Executive Officers

                                                                           Officer or
          Name           Age                  Position                   Director Since
------------------------ --- ------------------------------------------- --------------
Dan C. Tutcher..........  50 Chairman of the Board, President, and Chief      1992
                                          Executive Officer
I. J. Berthelot, II.....  39  Executive Vice President, Chief Operating       1996
                                        Officer and Director
Richard A. Robert.......  33    Chief Financial Officer and Treasurer         1996
Duane S. Herbst.........  35   Vice President of Corporate Affairs and        1992
                                              Secretary
Ted Collins, Jr.........  60                  Director                        1997
Curtis J. Dufour, III...  49                  Director                        1999
Richard N. Richards.....  52                  Director                        1996
Bruce Withers...........  72                  Director                        1997

      Dan C. Tutcher has been Chairman of the Board, President and Chief Executive Officer since our formation in 1992 and served as Treasurer from 1995 to 1996. Since 1989, Mr. Tutcher has also been President and Chief Executive Officer of Magic Gas Corp., a Texas corporation controlled by Mr. Tutcher. Prior to its merger into our company in 1992, Mr. Tutcher served as a Director of Nugget Oil Corporation ("Nugget"), from 1990 to 1992. He also serves on the Utilities Advisory Board of Cigna Corporation and on the board of the Interstate Natural Gas Association of America. Mr. Tutcher holds a Bachelors of Business Administration degree from Washburn University.

      I. J. (Chip) Berthelot, II has been a Director since 1996 and serves as Executive Vice President and Chief Operating Officer. Mr. Berthelot has been with us since our formation in 1992. Mr. Berthelot joined our company as Chief Engineer and became Vice President of Operations in 1995, Chief Operating Officer in 1996 and Executive Vice President in 1997. From 1991 to 1992 he was a gas contracts representative with Mitchell Energy and Development Co. ("Mitchell Energy"). He is a Professional Engineer, licensed in Texas, and holds a Bachelors of Science degree in Petroleum and Natural Gas Engineering from Texas A&I University.

      Richard A. Robert is Chief Financial Officer and Treasurer and has been with us since our formation in 1992. Mr. Robert joined our company as Controller and became Chief Financial Officer and Treasurer in 1996. From 1988 to 1992 he was an audit associate in the energy audit division of Arthur Andersen LLP. Mr. Robert is a certified public accountant and is a member of the Texas Society of Certified Public Accountants. He holds a Bachelors of Business Administration degree in Accounting from Southwest Texas State University.

      Duane S. Herbst has been Secretary of our company since its formation in 1992 and Vice President of Corporate Affairs since 1996. From April 1992 until its merger with our company in September 1992, he held the office of President of Nugget. Since 1989, he has been Vice President of Rainbow Investments Company. He holds a Masters of Business Administration degree from the University of Texas and a Bachelors of Science degree in Finance from Trinity University.

      Ted Collins, Jr. has been a Director since 1997. Mr. Collins has served as President since 1988 of Collins & Ware, Inc., a private corporation active in oil and gas exploration, production and property acquisition. He served as President of Enron Oil & Gas Company from 1986 to 1988 and prior to that held positions as President with HNG/Internorth Exploration Company and HNG Oil Company as well as Executive Vice President of American Quasar Petroleum Company. Mr. Collins also serves on the boards of Hanover Compressor Company, Queen Sand Resources, Inc. and Chaparral Resources, Inc. He graduated from the University of Oklahoma with a Bachelors of Science degree in Geological Engineering.

      Curtis J. Dufour, III has been a Director since March 1999 and serves as Chief Executive Officer of DPI/Midcoast, Inc., a wholly owned subsidiary of our company. Prior to its merger with and into our company in 1999, Mr. Dufour served as President of DPI from 1988 until 1997, and Chief Executive Officer from 1996 until 1999. DPI was a private corporation engaged in the NGL marketing and transportation business. Prior to forming DPI, Mr. Dufour served as President of Choctaw Fuels, Inc., a company engaged in the marketing and transportation of NGLs from 1978 until 1986. He graduated from the University of Southern Mississippi with a Bachelor of Science degree in Marketing.

      Richard (Dick) N. Richards has been a Director since 1996. Mr. Richards is currently Director of New Reusable Systems for The Boeing Company. Prior to 1998, he had been with NASA where he served in several capacities since 1980. Mr. Richards was an astronaut with NASA until 1995 and flew one mission as pilot and commanded three other space shuttle missions. He also served as Manager of Space Shuttle Program Integration and Mission Director of the third Hubble Space Telescope Space Shuttle servicing mission. He holds a Bachelors of Science degree in Chemical Engineering from the University of Missouri and a Masters of Science in Aeronautical Systems from the University of West Florida.

      Bruce Withers has served as Director since 1997. From August 1991 to October 1996, Mr. Withers served as Chairman and Chief Executive Officer of Trident NGL, Inc. and Vice Chairman of Dynegy, Inc., formerly NGC Corporation ("Dynegy"). Dynegy is an aggregator, processor, transporter and marketer of energy products and services. Prior to joining Dynegy, Mr. Withers served as President of the Transmission and Processing Division of Mitchell Energy for 17 years. Mitchell Energy is engaged through its subsidiaries in the exploration for and production of oil and gas, natural gas processing and gas gathering and transmission. He has also served as President and Chief Operating Officer of Liquid Energy Corp. and Southwestern Gas Pipeline, two affiliates of Mitchell Energy. Mr. Withers holds a Bachelors of Science degree in Petroleum and Natural Gas Engineering from Texas A & I University.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information concerning the beneficial ownership of common stock by the selling stockholders as of March 31, 1999 and as adjusted to reflect the sale of common stock by each selling stockholder.

                                                            Beneficial Ownership
                             Beneficial Ownership                After this
                             Before this Offering               Offering(1)
                             --------------------           --------------------
                              Shares of           Shares to  Shares of
      Name and Address       Common Stock Percent  be Sold  Common Stock Percent
---------------------------- ------------ ------- --------- ------------ -------
Stevens G. Herbst...........   407,496      5.7%   40,000     367,496      3.5%
 710 Buffalo, Suite 800
 Corpus Christi, Texas 78401

Kenneth B. Holmes, Jr.......   143,387      2.0%   50,000      93,387        *
 5210 N.W. Trail
 Corpus Christi, Texas 78401

--------
 * Denotes less than 1%.

(1) Assumes no exercise of underwriters' over-allotment.

      Stevens G. Herbst received total compensation of $88,566 from the Company in 1998. This included salary and bonus of $63,250, matching contributions to the Company's 401(k) Plan of $1,316 and payments under a non-compete agreement of $24,000. In addition, Rainbow Investments Company, a company solely owned by Mr. Herbst, received $2,606 under a net revenue interest agreement with us. Mr. Herbst serves as an officer and director of our principal operating subsidiaries.

      Kenneth B. Holmes, Jr. was our vice president and a director from our inception in 1992 until 1996 and treasurer from the same period until 1995.

      In July 1996, Stevens G. Herbst, Kenneth B. Holmes, Jr. and we entered into an irrevocable five-year voting proxy agreement. Pursuant to the voting proxy agreement, all shares of our common stock owned of record and beneficially by Messrs. Herbst and Holmes will be voted by the trust department of a banking institution. Pursuant to this agreement, the appointed proxy holder is empowered and authorized to represent Messrs. Herbst and Holmes and to vote their shares in the same proportion as all other shares of our common stock are voted which are held of record and beneficially by stockholders who are not officers, directors, or affiliates of ours. Messrs. Herbst and Holmes have retained the power to receive dividends and sell their shares.

      Messrs. Herbst and Holmes each have certain piggyback registration rights with regard to shares of our common stock held by them, so long as the voting proxy agreement is in place, subject to certain limitations. Should the number of shares to be registered in any underwritten offering be cut-back by the underwriter in such registrations, the number of shares offered by both us and Messrs. Herbst and Holmes will be reduced proportionately. We will bear the expenses of such registrations of our common stock, except for any underwriting discounts and commissions.

                                  UNDERWRITING

General

      We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Prudential Securities Incorporated are acting as representatives of each of the underwriters named below. Under the terms and conditions set forth in a purchase agreement among our company, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to each of the underwriters, and each of the underwriters has severally and not jointly agreed to purchase from us and the selling stockholders, the number of shares of our common stock set forth opposite its name below.

                                                                       Number of
        Underwriter                                                     Shares
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................  1,012,000
   CIBC World Markets Corp...........................................  1,012,000
   Prudential Securities Incorporated................................  1,012,000
   Banc of America Securities LLC....................................     72,000
   A.G. Edwards & Sons, Inc..........................................     72,000
   Chatsworth Securities LLC.........................................     40,000
   Coleman and Company Securities, Inc...............................     40,000
   Dain Rauscher Wessels, a division of Dain Rauscher Incorporated...     40,000
   Harris Webb & Garrison, Inc.......................................     40,000
   Jefferies & Company, Inc..........................................     40,000
   Ladenburg Thalmann & Co. Inc......................................     40,000
   Petrie Parkman & Co., Inc.........................................     40,000
                                                                       ---------
        Total........................................................  3,460,000
                                                                       =========

      In the purchase agreement, the several underwriters have agreed, under the terms and conditions set forth in the agreement, to purchase all of the shares of our common stock being sold under the agreement if any of the shares of our common stock being sold are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required as a result of such liabilities.

      The shares of our common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Commissions and Dividends

      The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.50 per share of our common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess $.10 per share of our common stock on sales to certain other dealers. After this offering, the public offering price, concession and discount may be changed.

      The following table shows per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                         Without      With
                                             Per Share   Option      Option
                                             --------- ----------- -----------
   Public offering price.................... $16.3125  $56,441,250 $64,907,437
   Underwriting discount....................     $.88   $3,044,800  $3,501,520
   Proceeds, before expenses, to Midcoast
    Energy Resources ....................... $15.4325  $52,007,525 $60,016,992
   Proceeds to the selling stockholders..... $15.4325   $1,388,925  $1,388,925

      The expenses of the offering, exclusive of the underwriting discount, are estimated at $400,000 and are payable by us.

Over-allotment Option

      We have granted options to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 519,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus supplement. To the extent that the underwriters exercise these options, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock from us proportionate to the underwriter's initial amount reflected in the foregoing table.

No Sales of Similar Securities

      We, our executive officers, directors and one of our stockholders have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters, for a period of 180 days after the date of this prospectus supplement, not to directly or indirectly:

  . offer, pledge, sell, sell short, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or

  . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of our common stock offered by this prospectus supplement is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for a purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus supplement, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by increasing all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent it discourages resales of our common stock.

      Neither we, the selling stockholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the common stock will be passed upon by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters related to this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

      Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus supplement have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report dated March 18, 1999, included in reliance upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Section                                                                    Page
-------------------------------------------------------------------------- ----
Midcoast Energy Resources, Inc.
Consolidated Financial Statements:
  Independent Auditor's Report............................................  F-2
  Consolidated Balance Sheets, December 31, 1997 and 1998.................  F-3
  Consolidated Statements of Operations for the Years Ended December 31,
   1996, 1997 and 1998....................................................  F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1996, 1997 and 1998.......................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1996, 1997 and 1998....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Independent Auditor's Report on Schedule................................ F-26
  Schedule II............................................................. F-27
  Unaudited Condensed Consolidated Balance Sheets as of March 31, 1999.... F-28
  Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 1998 and 1999................................... F-29
  Unaudited Condensed Consolidated Statement of Shareholders Equity for
   the three months ended March 31, 1999.................................. F-30
  Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1998 and 1999................................... F-31
  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-32

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Midcoast Energy Resources, Inc.
Houston, Texas

      We have audited the accompanying consolidated balance sheets of Midcoast Energy Resources, Inc., and subsidiaries, as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midcoast Energy Resources, Inc., and subsidiaries, as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP

Houston, Texas
March 18, 1999

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $    200  $    308
  Accounts and notes receivable, net of allowance of $92
   and $494, respectively..................................   33,020    27,524
  Materials and supplies, at average cost..................    1,363     1,225
                                                            --------  --------
    Total current assets...................................   34,583    29,057
                                                            --------  --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Natural gas transmission facilities......................  150,041    90,859
  Investment in transmission facilities....................    1,342     1,341
  Natural gas processing facilities........................    4,917     4,626
  Oil and gas properties, using the full-cost method of
   accounting..............................................    1,383     1,344
  Other property and equipment.............................    2,872     2,411
                                                            --------  --------
                                                             160,555   100,581
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION.......   (6,308)   (3,029)
                                                            --------  --------
                                                             154,247    97,552
OTHER ASSETS, net of amortization..........................    2,512     1,429
                                                            --------  --------
    Total assets........................................... $191,342  $128,038
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities................. $ 32,540  $ 25,779
  Current portion of long-term debt payable to banks.......      176       199
  Short-term borrowing from bank...........................      754       700
  Other current liabilities................................      124       491
                                                            --------  --------
    Total current liabilities..............................   33,594    27,169
                                                            --------  --------
LONG-TERM DEBT PAYABLE TO BANKS............................   78,082    28,923
OTHER LIABILITIES..........................................    2,024       190
DEFERRED INCOME TAXES (Note 8).............................   10,808     9,613
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES.............      550       692
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDERS' EQUITY:
  Common stock, par value $.01 per share; authorized
   25,000,000 shares; issued 7,149,513 and 7,101,663
   shares, respectively....................................       71        71
  Paid-in capital..........................................   80,955    80,681
  Accumulated deficit......................................  (11,947)  (19,283)
  Unearned compensation....................................       (4)      (18)
  Treasury stock (at cost), 181,125 shares at December 31,
   1998....................................................   (2,791)       --
                                                            --------  --------
    Total shareholders' equity.............................   66,284    61,451
                                                            --------  --------
    Total liabilities and shareholders' equity............. $191,342  $128,038
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                       (In thousands, except share data)

                                               For the Year Ended December
                                                           31,
                                              -------------------------------
                                                1998       1997       1996
                                              ---------  ---------  ---------
OPERATING REVENUES:
  Sale of natural gas........................ $ 213,464  $ 100,733  $  23,547
  Transportation fees........................    13,406      6,693      2,948
  Natural gas processing revenue.............     6,761      4,956      2,460
  Other......................................       438        362        460
                                              ---------  ---------  ---------
    Total operating revenues.................   234,069    112,744     29,415
                                              ---------  ---------  ---------
OPERATING EXPENSES:
  Cost of natural gas and transportation
   charges...................................   206,950     96,769     23,169
  Natural gas processing costs...............     4,052      3,566      1,443
  Depreciation, depletion and amortization...     3,197      1,592        818
  General and administrative.................     6,283      3,455      1,223
  Other......................................        34         71        189
                                              ---------  ---------  ---------
    Total operating expenses.................   220,516    105,453     26,842
                                              ---------  ---------  ---------
    Operating income.........................    13,553      7,291      2,573
NON-OPERATING ITEMS:
  Interest expense...........................    (3,247)    (1,067)      (413)
  Minority interest in consolidated
   subsidiaries..............................       (58)      (222)      (197)
  Other income (expense), net................       174        (88)       (49)
                                              ---------  ---------  ---------
    Total non-operating items................    (3,131)    (1,377)      (659)
                                              ---------  ---------  ---------
INCOME BEFORE INCOME TAXES...................    10,422      5,914      1,914
PROVISION FOR INCOME TAXES:
  Current....................................      (114)      (150)        --
  Deferred...................................    (1,195)        --         --
                                              ---------  ---------  ---------
    Net income...............................     9,113      5,764      1,914
5% CUMULATIVE PREFERRED STOCK DIVIDENDS......        --         --        (23)
                                              ---------  ---------  ---------
NET INCOME TO COMMON SHAREHOLDERS............ $   9,113  $   5,764  $   1,891
                                              =========  =========  =========
EARNINGS PER COMMON SHARE:
  Basic......................................     $1.29      $1.13       $.73
                                              =========  =========  =========
  Diluted....................................     $1.25      $1.10       $.73
                                              =========  =========  =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING:
  Basic...................................... 7,074,372  5,115,169  2,592,694
                                              =========  =========  =========
  Diluted.................................... 7,298,345  5,251,456  2,597,649
                                              =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                       (In thousands, except share data)

                                   5%
                               Cumulative
                               Preferred  Common Paid-in Accumulated   Unearned   Treasury  Shareholders'
                                 Stock    Stock  Capital   Deficit   Compensation  Stock       Equity
                               ---------- ------ ------- ----------- ------------ --------  -------------
Balance, December 31, 1995...    $ 200     $19   $18,820  $(14,775)     $(107)    $    --      $ 4,157
Shares issued in conjunction
 with a financing agreement
 with an affiliate...........       --      --         6        --         --          --            6
Shares issued or vested under
 various stock-based
 compensation arrangements...       --      --        39        --         17          --           56
Redemption of 200,000 shares
 of 5% cumulative preferred
 stock.......................     (200)     --        82        --         --          --         (118)
Sale of 1,250,000 shares of
 common stock................       --      13     7,988        --         --          --        8,001
Net income...................       --      --        --     1,914         --          --        1,914
5% cumulative preferred stock
 dividends...................       --      --        --       (23)        --          --          (23)
Common stock dividends, $.06
 per share...................       --      --        --      (400)        --          --         (400)
                                 -----     ---   -------  --------      -----     -------      -------
Balance, December 31, 1996...    $  --     $32   $26,935  $(13,284)     $ (90)    $    --      $13,593
Shares issued or vested under
 various stock-based
 compensation arrangements...       --      --        --        --         72          --           72
Sale of 2,893,750 shares of
 common stock................       --      29    34,024        --         --          --       34,053
Common stock warrants issued
 in conjunction with the
 Midla acquisition...........       --       4     9,167        --         --          --        9,171
10% stock dividend (645,375
 shares).....................       --       6    10,555   (10,565)        --          --           (4)
Net income...................       --      --        --     5,764         --          --        5,764
Common stock dividends, $.24
 per share...................       --      --        --    (1,198)        --          --       (1,198)
                                 -----     ---   -------  --------      -----     -------      -------
Balance, December 31, 1997...    $  --     $71   $80,681  $(19,283)     $ (18)    $    --      $61,451
Shares issued or vested under
 various stock-based
 compensation arrangements...       --      --        --        --         14          --           14
Warrants exercised...........       --      --       274        --         --          --          274
Net income...................       --      --        --     9,113         --          --        9,113
Treasury stock purchased.....       --      --        --        --         --      (2,791)      (2,791)
Common stock dividends, $.24
 per share...................       --      --        --    (1,777)        --          --       (1,777)
                                 -----     ---   -------  --------      -----     -------      -------
Balance, December 31, 1998...    $  --     $71   $80,955  $(11,947)        (4)    $(2,791)     $66,284
                                 =====     ===   =======  ========      =====     =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                      For the Year Ended
                                                         December 31,
                                                   ---------------------------
                                                     1998      1997     1996
                                                   --------  --------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income applicable to common shareholders..... $  9,113  $  5,764  $ 1,891
 Adjustments to arrive at net cash provided by
  operating activities--
  Depreciation, depletion and amortization........    3,197     1,592      818
  Deferred income taxes...........................    1,195        --       --
  Recognition of deferred income..................      (83)      (83)     (83)
  Gain on sale of operating pipeline..............       --        --      (81)
  Minority interest in consolidated
   subsidiaries...................................       58       222      197
  Other...........................................       --        69        9
  Changes in working capital accounts--
   Increase in accounts receivable................   (4,498)  (12,022)  (6,575)
   Increase in other current assets...............     (138)     (933)      --
   Increase in accounts payable and accrued
    liabilities...................................    8,325     9,247    6,388
                                                   --------  --------  -------
    Net cash provided by operating activities.....   17,169     3,856    2,564
                                                   --------  --------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions, net of cash acquired...............  (52,076)  (60,778)  (8,363)
 Capital expenditures.............................   (7,816)   (1,410)  (1,028)
 Sale of operating pipelines......................       --        --      212
 Other............................................     (695)     (309)     337
                                                   --------  --------  -------
    Net cash used in investing activities.........  (60,587)  (62,497)  (8,842)
                                                   --------  --------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Bank debt borrowings.............................   89,159    65,321    9,288
 Bank debt repayments.............................  (39,969)  (39,891)  (8,389)
 Net proceeds from equity offering................       --    34,053    8,113
 Proceeds from notes payable to shareholders and
  affiliates......................................       --        --      100
 Repayments on notes payable to shareholders and
  affiliates......................................       --        --   (1,134)
 Advances to joint ventures.......................     (724)       --       --
 Financing costs..................................     (588)     (504)    (120)
 Treasury stock purchases.........................   (2,791)       --       --
 Redemption of 5% cumulative preferred stock......       --        --     (118)
 Dividends on common stock........................   (1,777)   (1,198)    (400)
                                                   --------  --------  -------
    Net cash provided by financing activities.....   43,310    57,781    7,340
                                                   --------  --------  -------
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS..................................     (108)     (860)   1,062
                                                   --------  --------  -------
CASH AND CASH EQUIVALENTS, beginning of year......      308     1,168      106
                                                   --------  --------  -------
CASH AND CASH EQUIVALENTS, end of year............ $    200  $    308  $ 1,168
                                                   ========  ========  =======
SUPPLEMENTAL DISCLOSURES:
 CASH PAID FOR INTEREST...........................   $2,135      $706     $411
                                                   ========  ========  =======
 CASH PAID FOR INCOME TAXES.......................     $311      $241      $40
                                                   ========  ========  =======

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Information:

      Midcoast Energy Resources, Inc. ("Midcoast" or "the Company") was formed on May 11, 1992, as a Nevada corporation and, in September 1992, became the successor to Nugget Oil Corporation. The merger was accounted for as a pooling of interests.

2. Summary of Significant Accounting Policies:

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Company, all of its wholly owned subsidiaries and those subsidiaries in which the Company owns a controlling interest or is in a control position. As of December 31, 1998, the Company's wholly-owned subsidiaries include Magnolia Pipeline Corporation, Magnolia Resources, Inc., Magnolia Gathering, Inc., H&W Pipeline Corporation, Midcoast Holdings No. One, Inc., Midcoast Marketing, Inc. ("MMI"), Midcoast Gas Pipeline, Inc., Nugget Drilling Corporation, Midcoast Interstate Transmission, Inc. ("MIT"), Tennessee River Interstate Gas Company, Inc., Mid Louisiana Gas Company ("MLGC"), Mid Louisiana Gas Transmission Company ("MLGT"), Creole Gas Pipeline Corporation, Midcoast Energy Marketing Inc., Midcoast Gas Services, Inc. ("MGSI"), and Midcoast Del Bajio S. de R.L. de C.V. The consolidated subsidiaries in which the Company owns a controlling interest or is in a control position are Starr County Gathering System, a Joint Venture ("Starr County"), Pan Grande Pipeline, L.L.C., a Texas limited liability company ("Pan Grande"), and Arcadia/Midcoast Pipeline of New York, L.L.C., a New York limited liability company. The Company does not own a controlling interest in Texana Gas Pipeline Company; therefore, this investment is accounted for under the equity method of accounting.

      All significant intercompany transactions and balances have been eliminated. Certain amounts for 1997 and 1996 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation. The number of shares and price per share amounts have been restated for all periods presented to reflect the ten percent stock dividend in March 1998 and the five-for-four stock split in March 1999 (see Note 7 -- Capital Stock).

Use of Estimates

      The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

      Income taxes are based on income reported for tax return purposes along with a provision for deferred income taxes. Deferred income taxes are provided to reflect the tax consequences in future years of differences between the financial statement and tax bases of assets and liabilities at each year end. Tax credits are accounted for under the flow-through method, which reduces the provision for income taxes in the year the tax credits first become available. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax asset will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Regulated Pipelines

      MIT and MLGC are subject to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue to MIT and MLGC associated with certain costs which will be recovered from customers through the regulatory, or the rate making process. MIT and MLGC had no material regulatory assets or liabilities as of December 31, 1998.

      The Federal Energy Regulatory Commission ("FERC") regulates the interstate transportation and certain sales of natural gas, including among other things, rates and charges allowed natural gas companies, extensions and abandonment of facilities and service, rates of depreciation and amortization and certain accounting methods utilized by MIT and MLGC.

Property, Plant and Equipment

      Interstate and intrastate natural gas transmission, distribution and processing facilities and other equipment are stated at cost and depreciated by the straight-line method at rates based on the following estimated useful lives of the assets:

Interstate natural gas transmission facilities................... 15--66.0 Years
Intrastate natural gas transmission facilities................... 15--60.0 Years
Pipeline right-of-ways...........................................     17.5 Years
Natural gas processing facilities................................     30.0 Years
Other property and equipment.....................................  3--10.0 Years

      For regulated interstate natural gas transmission facilities, the cost of additions to property, plant and equipment includes direct labor and material allocable overheads and an allowance for the estimated cost of funds used during construction ("AFUDC"). Provisions for AFUDC are not material, and accordingly, are not presented separately in the accompanying consolidated statements of operations. Maintenance and repairs, including the cost of renewals of minor items of property, are charged principally to expense as incurred. Replacements of property (exclusive of minor items or property) are charged to the appropriate property accounts. Upon retirement of a pipeline plant asset, its cost is charged to accumulated depreciation together with the cost of removal, less salvage value.

      For all other non-regulated assets, repairs and maintenance are charged to expense as incurred; renewals and betterments, including any direct labor, are capitalized.

      At December 31, 1998, the Company had $8.5 million in construction in progress and for the year ended December 31, 1998 the Company capitalized interest costs of $.1 million. No interest was capitalized in 1997 or 1996.

      The Company accounts for its oil and gas production activities using the full cost method. Under this method, all costs, including indirect costs related to exploration and development activities, are capitalized as oil and gas property costs. No gains or losses are recognized on the sale or disposition of oil and gas reserves, except for sales that include a significant portion of the total remaining reserves.

Cash and Cash Equivalents

      For purposes of the statement of cash flows, the Company considers short-term, highly liquid investments that have an original maturity of three months or less at the time of purchase to be cash equivalents.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Transportation and Exchange Gas Imbalances

      In the course of providing transportation and exchange services to customers, natural gas pipelines may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. These transactions result in transportation and exchange gas imbalance receivables and payables that are settled through cash-out procedures specified in each tariff or recovered or repaid through the receipt or delivery of gas in the future. Such imbalances are recorded as current assets or current liabilities on the balance sheet using the posted index prices of the applicable FERC-approved tariffs, which approximate market rates. Transportation and exchange gas imbalances were not material as of December 31, 1998 and 1997.

Deferred Contract Costs

      Costs incurred to construct natural gas transmission facilities pursuant to long-term natural gas sales or transportation contracts, which upon completion of construction are assigned to the contracting party, are capitalized as deferred contract costs and classified as "Other Assets" on the consolidated balance sheet. These costs are amortized over the life of the initial contract on a straight-line basis.

Hedging Activities

      The Company's policy is to maintain, as nearly as practicable, a fully hedged position on its net natural gas purchase and sales commitments using back-to-back physical transactions. When a back-to-back physical transaction cannot be completed, the Company will periodically enter into financial instruments to reduce its exposure to commodity price risk. Midcoast uses futures and options with maturities of eighteen months or less to hedge against the volatility of the price of natural gas purchases and sales. The financial derivatives have pricing terms indexed to both the New York Mercantile Exchange ("NYMEX") and Kansas City Board of Trade ("KBOT") futures contract. Derivatives held for hedging activities are not recorded on the balance sheet. Derivative settlements are recorded as a gain or loss in operating income and cash inflows and outflows are recognized in operating cash flows as the settlements of the transactions occur. For a further discussion of the Company's hedging activities see Note 13--Financial Instruments and Price Risk Management Activities.

Stock Issuance Costs

      Direct costs incurred by the Company in connection with its offering of securities (see Note 7--Capital Stock) were applied as a reduction of the offering proceeds.

Revenue Recognition

      Customers are invoiced and the related revenue is recorded as natural gas deliveries are made. Pipeline sales are recognized upon closing the sale transaction. Oil and gas revenue from the Company's interests in producing wells is recognized as oil and gas is produced from those wells.

Impairment of Long-Lived Assets

      In accordance with Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," the Company recognizes impairment losses for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No impairment losses have been recorded by the Company.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Employee Stock Based Compensation

      In 1997, the Company adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"). Under SFAS 123, the Company is permitted to either record expenses for stock options and other stock-based employee compensation plans based on their fair value at the date of grant or to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instrument at the measurement date. The Company elected to continue following APB 25; therefore, no compensation expense has been recognized because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant.

Recent Accounting Pronouncements

      The FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distribution to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

      The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. Accordingly, the Company has segregated its business activities into three segments: Transmission Pipelines segment, End-User Pipeline segment, and Gathering Pipelines and Natural Gas Processing segment.

      The FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS 133 will be material to its financial position.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

3. Pipeline Acquisitions and Construction:

The MIT Acquisition

      In May 1997, Midcoast acquired the pipeline and energy services operations from Atrion Corporation ("Atrion") for cash consideration of $38.2 million and up to $2 million in contingent deferred payments (the "MIT Acquisition"). The MIT operations include (i) a 295 mile interstate transmission pipeline located in northern Alabama, Mississippi and southern Tennessee which transports natural gas to industrial and municipal customers (the "MIT System"), (ii) a 38 mile and a one mile pipeline in northern Alabama which primarily serve two large industrial customers and (iii) a natural gas marketing company which was subsequently merged into MMI. The acquisition was initially funded through the Company's existing credit facility. Subsequently, the proceeds from the Company's common stock offering in July 1997 were used to retire the indebtedness incurred on the MIT Acquisition.

The MidLa Acquisition

      In October 1997, the Company completed its merger of Republic Gas Partners L.L.C. ("Republic"), which owned MLGC, MLGT and Mid Louisiana Marketing Company that was subsequently merged into MMI. Consideration for the acquisition included $3.2 million in cash, the assumption of approximately $19.1 million in bank indebtedness, 481,247 shares of Midcoast common stock, par value $.01 per share ("Common Stock"), and warrants to acquire 171,880 shares of Common Stock (the "Midla Acquisition"). The assets acquired included
(i) a 405 mile interstate gas pipeline which runs from the Monroe gas field in northern Louisiana, southward through Mississippi to Baton Rouge, Louisiana ("Midla System"), (ii) three end-user gas pipelines with a collective length of
40.0 miles and (iii) two offshore lateral gas gathering pipelines with a collective length of 8.6 miles. These pipelines serve a number of large industrial and municipal customers. The acquisition was funded through the Company's existing credit facility.

      As a result of agreements to provide a new source of high-pressure natural gas for customers in and around the Port Hudson and Baton Rouge area, the Company has acquired several pipeline systems and is constructing additional contiguous pipelines to build the needed infrastructure to meet this demand (the "Baton Rouge Expansion"). The Company has estimated the total cost of the project to be $10.0 million. At December 31, 1998, $6.3 million has been incurred in purchase and construction costs. The remaining expenditures are expected to be incurred no later than the second quarter of 1999 and will be funded through the Company's credit facility.

The Anadarko Acquisition

      In September 1998, MGSI purchased the Anadarko gas gathering system from El Paso Field Services Company, a business unit of El Paso Energy Corporation. The pipeline system was purchased for cash consideration of $35 million ("Anadarko Acquisition"). The acquisition was financed through the Company's existing credit facility.

      Under the agreement, MGSI acquired ownership and operation of the Anadarko gas gathering system located in Beckham and Roger Mills Counties, Oklahoma and Hemphill, Roberts and Wheeler Counties, Texas effective August 1, 1998. The system was comprised of over 696 miles of pipeline with an average throughput of 157 Mmcf/day and a total capacity of 345 Mmcf/day ("Anadarko System"). The system gathers gas from approximately 250 wells and includes a 40 Mmcf/day natural gas processing facility, 11 compressor stations and interconnections with eight major interstate and intrastate pipeline systems.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The Company's 1998 operating revenues, net income applicable to common shareholders, and basic and diluted earnings per common share on an unaudited pro forma basis are $240 million, $8.9 million, $1.26 and $1.22, respectively. The Company's 1997 operating revenues, net income applicable to common shareholders, and basic and diluted earnings per common share on an unaudited pro forma basis are $140 million, $5.4 million, $1.06 and $1.04, respectively. The pro forma amounts are based on estimates and assume the Anadarko Acquisition and $35 million in debt financing occurred as of the beginning of the respective years. The pro forma combined results presented are not necessarily indicative of actual results that would have been achieved had the acquisitions occurred at the beginning of 1998 or the beginning of 1997.

      The Company expanded the Anadarko System in December 1998 with the acquisition of the Mendota system from Seagull Energy Corporation for $3.75 million. The Mendota system, which was interconnected with the Anadarko System, includes two processing facilities and 35 miles of gathering pipeline.

      For further information regarding the Anadarko Acquisition, refer to the Company's Form 8-K and 8-KA filed on September 22, 1998 and November 20, 1998.

1999 Activity

      During 1999, the Company has completed several acquisitions totaling $32.3 million. These acquisitions include the purchase of a majority interest in SeaCrest Company LLC, the Tinsley crude oil gathering system, the acquisition of Dufour Petroleum Inc. and Flare, LLC. and the Calmar natural gas gathering system and treating plant. For additional information, see Note 17-- Subsequent Events.

      The Company utilized the purchase method of accounting to record all of its acquisitions. No goodwill arose from these transactions.

4. Debt Obligations:

      At December 31, 1998 and 1997, the Company had outstanding debt obligations as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
Note payable by Starr County to a bank under a term loan
 bearing interest at the prime rate plus 1%(8.75% at December
 31, 1998)(a) ...............................................  $    --  $    31
Note payable by Pan Grande to a bank under a term loan
 bearing interest at the prime rate plus 1% (8.75% at
 December 31, 1998), principal and accrued interest are
 payable in 59 installments of $16,754 with a final payment
 of the remaining unpaid principal and interest due in May
 2000(b).....................................................      258      425
Revolving credit line with a bank under a $100 million
 promissory note (see following discussion)(c)...............   78,000   28,666
Revolving credit line with a bank for working capital needs
 under a $100 million promissory note bearing interest at the
 prime rate less .25%(7.5% at December 31, 1998).............      754      700
                                                               -------  -------
  Total debt.................................................   79,012   29,822
Less current portion.........................................     (930)    (899)
                                                               -------  -------
  Total long-term debt.......................................  $78,082  $28,923
                                                               =======  =======

--------
(a) In January 1996, Starr County, in which Midcoast owns a 60% interest and acts as manager, obtained $175,000 from a bank lender to finance the acquisition of a gas gathering pipeline. The loan was secured by the pipeline and related contracts. The note was retired in the first quarter of 1998.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

(b) In March 1996, Pan Grande obtained $800,000 from a bank to partially finance the acquisition of six pipelines. The loan is secured by the pipelines and related contracts. Furthermore, members of Pan Grande have guaranteed the loan in an amount equal to their respective ownership interest.

(c) In September 1998, the Company amended and restated its bank financing agreement with Bank One Texas, N.A. ("Bank One"). Amendments to the bank financing agreement (the "Credit Agreement") were entered into which increased the Company's borrowing availability, modified the Letter of Credit facility, established a credit sharing, extended the maturity two years to August 2002, modified financial covenants, established waiver and amendment approvals and changed the fee structure to include a decrease on the interest rate on borrowings.

      The amendments to the Credit Agreement increased the Company's borrowing availability from $80.0 million to $150.0 million (with an initial committed amount of $100 million). The amended Credit Agreement provides borrowing availability as follows: (i) up to a $15.0 million sublimit for the issuance of standby and commercial letters of credit and (ii) the difference between the $100 million and the used sublimit available as a Revolver. Effective September 8, 1998, at the Company's option, borrowings under the amended Credit Agreement will accrue interest at London Inter-bank Offer Rate ("LIBOR") plus 1.25% or the Bank One base rate less .25%. These rates reflect a .25% reduction in both the LIBOR and Bank One base rate option. Finally, the amended Credit Agreement eliminated escalations of the interest rate spread when borrowings exceed 50% of the borrowing base.

      Under the amended Credit Agreement, a credit sharing has been established among Bank One, CIBC Oppenheimer, Texas N.A. ("CIBC"), NationsBank Texas, N.A. ("NationsBank"), collectively the "Lenders" and the Company. The Company is subject to an initial facility fee of $495,000 which represents all fees due on borrowings up to $100 million. As funds in excess of $100 million are borrowed, a .15% fee will be imposed. The Company's commitment fee will remain at .375%. Additionally, the Company is subject to an annual administrative agency fee of $35,000.

      In addition, the Credit Agreement is secured by all accounts receivable, contracts, the pledge of all the Company's subsidiaries' stock and a first lien security interest in the Company's pipeline systems. The Credit Agreement contains a number of customary covenants that require the Company to maintain certain financial ratios, and limit the Company's ability to incur additional indebtedness, transfer or sell assets, create liens, or enter into a merger or consolidation. Midcoast was in compliance with such financial covenants at December 31, 1998.

      In March 1999, the Company amended the Credit Agreement to increase the committed amount of borrowing availability to $125 million and to allow for Canadian dollar denominated loans. See Note 17--Subsequent Events for additional information.

      In an effort to mitigate interest rate fluctuations exposure, the Company has entered into two separate swap agreements which effectively converts $65 million of floating rate debt to fixed rate debt (See Note 13--Financial Instruments and Price Risk--Management Activities).

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The aggregate maturities of long-term debt at December 31, 1998 are as follows:

      As of December 31,                                          (In thousands)
      ------------------                                          -------------
      1999.......................................................    $   176
      2000.......................................................         82
      2001.......................................................         --
      2002.......................................................     78,000
                                                                     -------
      Total......................................................    $78,258
                                                                     =======

5. Related Party Transactions:

      In April 1994, affiliates owned by former officers and directors of the Company extended collateral needed to obtain long-term bank financing for the Cook Inlet pipelines. The collateral was outstanding for a period of approximately eight months at which point the Company replaced the loan with another commercial lender and the collateral was released. In consideration for extending the collateral on the initial loan, the Company assigned a five percent net revenue interest on the net income derived from the Company's investment in the oil and natural gas gathering pipelines near Cook Inlet, Alaska. The five percent override on the net revenue interest became effective in 1998, after all costs associated with the investment were recaptured by the Company. As of December 31, 1998, approximately $2,600 has been paid under the assignment of the net revenue interest to a related party.

6. Commitments and Contingencies:

Acquisition Contingency

      In December 1998, the Company entered into separate definitive purchase and sales agreements with Koch Gateway Pipeline Company ("Koch") to purchase the Gloria pipeline system in southeastern Louisiana and the Bruni gathering system in south Texas for a combined total price of $7,525,000. The Gloria system is comprised of approximately 133 miles of gathering pipeline located in south Louisiana. The system gathers gas from seven producing fields and also directly supplies natural gas to an industrial customer and a local distribution company in the area. The Bruni system is comprised of 142 miles of gathering pipeline located in south Texas. The system gathers gas from producing wells in the region and also provides natural gas supply services to several municipalities. Both pipelines are presently part of Koch's interstate system and the FERC must approve the system's abandonment from interstate service and sale before the acquisition can be consummated.

Employment Contracts

      Certain executive officers of the Company have entered into employment contracts which, through amendments, provide for employment terms of varying lengths the longest of which expires in April 2001. These agreements may be terminated by mutual consent or at the option of the Company for cause, death or disability. In the event termination is due to death, disability or defined changes in the ownership of the Company, the full amount of compensation remaining to be paid during the term of the agreement will be paid to the employee or their estate, after discounting at 12% to reflect the current value of unpaid amounts.

Leases

      The Company incurred net lease expenses of $.3 million, $.1 million, and $.1 million, during the years ended 1998, 1997 and 1996, respectively. As of December 31, 1998, future minimum lease payments due under these leases are approximately $.2 million, $.2 million, $.1 million and $.1 million for the years ended December 31, 1999, 2000, 2001 and 2002, respectively.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

MIT Acquisition Contingency

      As part of the MIT Acquisition, the Company has agreed to pay additional contingent annual payments to Atrion, which will be treated as deferred purchase price adjustments, not to exceed $250,000 per year. The annual payment is dependent upon revenues received by the Company from certain gas transportation contracts. The contingency is due over an eight-year period commencing April 1, 1998 and payable at the end of each anniversary date. The Company is obligated to pay the lesser of 50% of the gross revenues received under these contracts or $250,000. At December 31, 1998, the Company has accrued $187,500 as an additional purchase price adjustment.

Midla Acquisition Contingency

      In conjunction with the Midla Acquisition, the Company agreed that if a specific contract with a third party was executed prior to October 2, 1999, which included specific provisions regarding price and throughputs, Midcoast would be obligated to issue 137,500 warrants to the former owners of Republic to acquire Midcoast Common Stock at an exercise price of $15.82 per share. In addition, concurrent with initial expenditures on the project, the Company would incur a $1.2 million cash obligation to the former owners of Republic. As of December 31, 1998, none of the provisions of this contingency have been met.

7. Capital Stock:

Common Stock

      In August 1996, the Company sold 1,375,000 shares of its Common Stock at an offering price of $7.27 per share. Proceeds of $8.8 million, net of issuance costs, were received by the Company. The proceeds were used to repay indebtedness with the remainder applied to acquisitions of pipelines and related assets.

      In July 1997, approximately 3.2 million shares of the Company's Common Stock were issued in a public offering registered under the Securities Act of 1933, as amended, at an offering price of $11.64. Proceeds of approximately $34 million, net of issuance costs, were received and used to repay borrowings on indebtedness incurred on the MIT Acquisition.

      In May 1998, the Board of Directors ("Board") and the Company's shareholders approved a resolution to amend the Articles of Incorporation to increase the number of authorized shares of Common Stock, par value $.01 per share from 10,000,000 to 25,000,000 shares and to authorize 5,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock").

      The Company has five million shares of Preferred Stock authorized, none of which are outstanding as of December 31, 1998. The preferred stock may be issued in multiple series with various terms, as authorized by the Board. The Company has 25 million shares of Common Stock authorized, of which 7,149,513 shares were issued and outstanding as of December 31, 1998. In connection with the five-for-four stock split discussed below, the Company filed a Certificate of Stock Split in March 1999 to increase the authorized shares of Common Stock to 31.25 million shares.

Treasury Stock

      In March 1998, the Board authorized the repurchase of the Company's outstanding shares of Common Stock to be used for specific corporate purposes. During 1998, the Company repurchased 181,125 common shares at a weighted-average price of $15.41 per share. In March 1999, the Company issued 140,574 shares of treasury stock in connection with an acquisition (see Note 17-- Subsequent Events).

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Stock Dividends and Stock Splits

      On February 3, 1998, the Board declared a ten percent stock dividend to be paid to shareholders of record at the close of business on February 13, 1998 ("Stock Dividend Record Date") on March 2, 1998. Shareholders of record received one additional share for each ten shares held. No fractional shares were issued and shareholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the Stock Dividend Record Date.

      On February 1, 1999, the Board declared a five-for-four stock split to be paid to shareholders of record at the close of business on February 11, 1999 ("Stock Split Record Date") on March 1, 1999. No fractional shares were issued and shareholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the Stock Split Record Date.

      All presentations herein are made on a post-dividend and post-split basis.

Warrants

      In February 1996, the Company issued warrants to purchase 47,231 shares of the Company's Common Stock at $5.71 per share, and all were exercised in 1998. These warrants were issued in connection with the Company's August 1996 Common Stock offering.

      Also in connection with the Company's August 1996 Common Stock offering, the underwriters received warrants to acquire 137,500 shares at 142% of the initial offering price per share. The securities underlying these warrants are subject to piggyback registration rights and expire August 13, 2001. As of December 31, 1998, none of these warrants have been exercised.

      In connection with the Midla Acquisition, the Company issued warrants to acquire 171,880 shares of Common Stock at $15.82 per share. The securities underlying these warrants are subject to demand and piggyback registration rights and expire in October 2000. As of December 31, 1998, none of these warrants have been exercised.

8. Income Taxes:

      The Company has net operating loss ("NOL") carryforwards of approximately $16.6 million, expiring in various amounts from 1999 through 2011. These loss carryforwards were generated by the Company's predecessor and Republic. The ability of the Company to utilize the carryforwards is dependent upon the Company generating sufficient taxable income and will be affected by annual limitations (currently estimated at $4.9 million) on the use of such carryforwards due to a change in shareholder control under the Internal Revenue Code triggered by the Company's July 1997 Common Stock offering and the change of ownership created by the Midla Acquisition.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The tax effect of significant temporary differences representing deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows (in thousands):

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
NOL carryforwards.......................................... $  5,644  $  5,756
Investment tax credit carryforwards........................       --       108
Alternative minimum tax credit.............................      420        94
Financial basis of assets in excess of tax basis...........  (12,318)  (10,990)
Valuation allowance........................................   (4,554)   (4,581)
                                                            --------  --------
  Net deferred tax liabilities............................. $(10,808) $ (9,613)
                                                            ========  ========

      The valuation allowance declined $27,000 in the year ended December 31, 1998. The decline was the net result of current year utilization of net operating losses to offset taxable income, the adjustment of the net operating loss carryforward and related valuation allowance acquired in connection with the 1997 merger with Republic, and the removal of $1.1 million of valuation allowance related to net operating losses that are more likely than not to be utilized in the future.

      A reconciliation of the provision for income taxes to the statutory United States tax rate is as follows (in thousands):

                                                         For the Year Ended
                                                            December 31,
                                                        -----------------------
                                                         1998     1997    1996
                                                        -------  -------  -----
Federal tax computed at statutory rate................. $ 3,543  $ 1,960  $ 643
Utilization of net operating loss carryforwards........  (1,145)  (1,810)  (643)
Reduction in valuation allowance.......................  (1,089)      --     --
                                                        -------  -------  -----
Actual provision....................................... $ 1,309  $   150  $  --
                                                        =======  =======  =====

9. Major Customers:

      For the years ended December 31, 1998, 1997 and 1996, the Company derived 12% of total revenue from a new customer in 1998, 12% from a new customer in 1997, and 31% and 15% of total revenue from two customers in 1996.

10. Concentration of Credit Risk:

      The Company derives revenue from commercial companies located in Alabama, Alaska, Kansas, Louisiana, Mississippi, New York, Oklahoma, Tennessee and Texas. Two of Midcoast's largest customers account for 15% or approximately $5.1 million of the outstanding accounts receivable at December 31, 1998. These accounts receivable were subsequently collected under normal credit terms and the Company believes that future accounts receivable with these companies will continue to be collected under normal credit terms based on previous experience. The Company performs ongoing evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts that it deems doubtful of collection. At December 31, 1998, $92,000 was reserved as a provision for doubtful accounts.

      The Company periodically maintains cash balances with banks exceeding the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 1998, none of the Company's cash balances with banks exceeded FDIC limits. At December 31, 1998 and 1997 the

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Company had no cash or cash equivalents under repurchase agreements originated by the Company's bank under an arrangement whereby collected balances held in the Company's main operating account are invested overnight.

      The derivative financial instruments utilized by the Company in its hedging activities include NYMEX and KBOT futures and option contracts that are guaranteed by their respective exchange and have nominal risk. The change in market value of futures and option contracts requires daily cash settlement in margin accounts with brokers. At December 31, 1998, the Company had $181,000 in margin cash accounts to service these derivative financial instruments. Swap contracts and most other over-the-counter instruments are generally settled at the expiration of the contract term. The Company is exposed to credit risk in the event of nonperformance by a counterparty. For each counterparty, the Company analyzes its financial condition prior to entering into the agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis.

11. Employee Benefits:

      The Company issued a total of 87,096 and 35,760 shares of Common Stock to certain key employees in 1995 and 1996, respectively. Of the shares issued in 1996, 12,266 were issued in connection with employment agreements with certain employees and vest in equal amounts over a three-year period. The shares were valued at the estimated fair market value on the date of issuance. Compensation expense is being recognized ratably over the vesting period.

      In December 1996, the Company established a defined contribution 401(k) Profit Sharing Plan for its employees. The plan provides participants a mechanism for making contributions for retirement savings. Each participant may contribute certain amounts of eligible compensation. The Company made a matching contribution to the plan of approximately $83,000 and $81,000 for the years ended December 31, 1998 and 1997, respectively.

      In October 1998, the Board approved an Employee Stock Purchase Plan ("ESPP"), subject to shareholder approval at the Company's 1999 annual shareholders meeting. The purpose of the ESPP, as amended, is to permit Company employees to purchase Common Stock on a monthly basis at a 15% discount to the market price in order to attract and retain dedicated and reliable employees. The maximum number of shares of the Company's Common Stock which shall be reserved for sale under the ESPP, not including treasury shares or shares purchased in the open market, shall be 100,000 shares. Through December 31, 1998, all shares purchased under the plan have been acquired on the open market and the Company has recognized $3,000 of compensation expense in connection with the ESPP.

12. Stock Option Plans:

      The Company has two stock option plans: the 1996 Incentive Stock Plan (the "Incentive Plan") and the 1997 Non-Employee Director Stock Option Plan (the "Director's Plan").

      In May 1996, the Board adopted the Incentive Plan, which was subsequently approved by the Company's shareholders in May 1997. All employees, including officers (whether or not directors) and consultants of the Company and its subsidiaries are currently eligible to participate in the Incentive Plan. Persons who are not in an employment or consulting relationship with the Company or any of its subsidiaries, including non-employee directors, are not eligible to participate in the Incentive Plan. Under the Incentive Plan, as amended in May 1998, the Compensation Committee may grant incentive awards with respect to a number of shares of Common Stock that in the aggregate do not exceed 531,250 shares of Common Stock, subject to adjustment upon the occurrence of certain recapitalizations of the Company.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The Incentive Plan provides for the grant of (i) incentive stock options, (ii) shares of restricted stock, (iii) performance awards payable in cash or Common Stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the Incentive Plan provides for the grant of cash bonuses payable when a participant is required to recognize income for federal income tax purposes in connection with the vesting of shares of restricted stock or the issuance of shares of Common Stock upon the grant of a performance award or a stock bonus, provided, that such cash bonus may not exceed the fair market value (as defined) of the shares of Common Stock received on the grant or exercise, as the case may be, of an incentive award.

      With respect to incentive stock options, no option may be granted more than ten years after the effective date of the stock option plan or exercised more than ten years after the date of the grant (five years if the optionee owns more than 10% of the Common Stock of the Company at the date of the grant). Additionally, with regard to incentive stock options, the exercise price of the options may not be less than the fair market value of the Common Stock at the date of the grant (110% if the optionee owns more than 10% of the Common Stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of the exercise, the optionee is in the service of the Company.

      Transactions with regard to incentive stock options issued pursuant to the Plan are as follows:

                                                                        Weighted
                                                                Total   Average
                                                               Shares    Price
                                                                Under     Per
                                                               Option    Share
                                                               -------  --------
Balance--January 1, 1997......................................      --   $   --
Granted....................................................... 295,627     8.65
Canceled/Forfeited............................................      --       --
Exercised.....................................................      --       --
                                                               -------   ------
Balance--December 31, 1997.................................... 295,627   $ 8.65
Granted....................................................... 148,125    16.66
Canceled/Forfeited............................................  (1,250)   16.80
Exercised.....................................................    (688)    7.64
                                                               -------   ------
Balance--December 31, 1998.................................... 441,814   $11.32
                                                               =======   ======

      The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                   Options Outstanding            Options Exercisable
                 -----------------------          --------------------
                              Weighted
                               Average
                              Remaining  Weighted
      Range of                Years of   Average              Average
      Exercise     Number    Contractual Exercise   Number    Exercise
      Prices     Outstanding    Life      Price   Exercisable  Price
      --------   ----------- ----------- -------- ----------- --------
       $ 7.64      140,939      8.10      $ 7.64    28,188     $ 7.64
         8.40       78,375      3.10        8.40    15,675       8.40
        10.50       72,875      8.42       10.50    41,938      10.50
        15.40       14,375      9.74       15.40        --      15.40
        16.60        3,125      9.92       16.60        --      16.60
        16.80      129,375      9.29       16.80        --      16.80
        19.36        2,750      8.81       19.36       550      19.36
                   -------      ----      ------    ------     ------
                   441,814      7.69      $11.32    86,351     $ 9.24
                   -------      ----      ------    ------     ------

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      In April 1997, the Board adopted the Director's Plan, which was subsequently approved by the Company's shareholders in May 1997. The Director's Plan is for the benefit of Directors of the Company who, at the time of their service, are not employees of the Company or any of its subsidiaries. Under the Director's Plan, 68,750 shares of the Company's Common Stock are reserved for issuance. In February 1999, the Board approved an amendment to the Director Plan which increased the shares reserved for issuance from 68,750 to 150,000 subject to shareholder approval.

      The Director's Plan provides for the granting of non-qualified stock options ("NQO"), the provisions of which do not qualify as "incentive stock options" under the Internal Revenue Code. Options granted under the Director's Plan must have an exercise price at least equal to the fair market value of the Company's Common Stock on the date of the grant. Pursuant to the Director's Plan, options to purchase 15,000 shares of Common Stock are granted to each non-employee director upon their election to the Board. In addition, all non-employee Directors are eligible to receive a NQO to purchase 5,000 shares of Common Stock at the time of the Directors' re-election to the Board, subject to share availability. Options granted under the Director's Plan are fully vested upon issue and expire ten years after the date of the grant. As of December 31, 1998, 40,000 non-qualified stock options have been issued at option prices ranging from $11.00 to $18.40 per share and all of these options were exercisable as of that date at a weighted average price of $13.71 per share.

      The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation expense for the Company's stock-based compensation plans been determined based on the Black Scholes option pricing model with the following assumptions used for grants: risk-free interest rates ranging from of 4.67% and 5.84%; expected volatility of 36.29%; expected life of 7 years for employees and 2 years for directors; and a dividend yield of 0.4%, the Company's net income and earnings per common share would have been decreased to the pro forma amounts indicated below:

                                                           For The Year Ended
                                                              December 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
Net income:
  As reported............................................ $9,113,018 $5,764,451
  Pro forma.............................................. $8,316,584 $5,686,133
Earnings per common share (basic):
  As reported............................................ $     1.29 $     1.13
  Pro forma.............................................. $     1.18 $     1.11
Earnings per common share (diluted):
  As reported............................................ $     1.25 $     1.10
  Pro forma.............................................. $     1.14 $     1.08

13. Financial Instruments and Price Risk Management Activities

Fair Value of Financial Instruments

      As of December 31, 1998 and 1997, the carrying amounts of certain financial instruments held by the Company, including cash, cash equivalents, trade receivables and payables, and short-term borrowings are representative of fair value because of the short-term maturity of these instruments. The fair value of long-term debt with variable interest rates is the carrying value because of the variable nature of the debt's interest rate. The fair value of all derivative financial instruments is the estimated

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES amount at which management believes the instruments could be liquidated over a reasonable period of time, based on quoted market prices, current market conditions, or other estimates obtained from third-party brokers or dealers.

Price Risk Management Activities

      The Company utilizes derivative financial instruments to manage market risks associated with certain energy commodities and interest rates. According to guidelines provided by the Board, the Company enters into exchange-traded commodity futures, options and swap contracts to reduce the exposure to market fluctuations in price and transportation costs of energy commodities and fluctuations in interest rates. The Company does not engage in speculative trading. Approvals are required from senior management prior to the execution of any financial derivative.

Commodity Price Risk:

      The Company's commodity price risk exposure arises from inventory balances and fixed price purchase and sale commitments. The Company uses exchange-traded commodity futures contracts, options and swap contracts to manage and hedge price risk related to these market exposures. The futures and options contracts have pricing terms indexed to both the New York Mercantile Exchange and Kansas City Board of Trade.

      Gas futures involve the buying and selling of natural gas at a fixed price. Over-the-counter swap agreements require the Company to receive or make payments based on the difference between a fixed price and the actual price of natural gas. The Company uses futures and swaps to manage margins on offsetting fixed-price purchase or sales commitments for physical quantities of natural gas. Options held to hedge risk provide the right, but not the obligation, to buy or sell energy commodities at a fixed price. The Company utilizes options to manage margins and to limit overall price risk exposure.

      The gains, losses and related costs of the financial instruments that qualify as a hedge are not recognized until the underlying physical transaction occurs. At December 31, 1998, the Company had unrealized losses from such hedging contracts of $896,000. The market value, notional amount and notional contract quantity of open commodity futures, options and swaps contracts used for hedging purposes were as follows (in thousands):

                                                                     As of
                                                                 December 31,
                                                                 --------------
                                                                  1998    1997
                                                                 -------  -----
Market Value -- Unrealized
Gain/(Loss):
  Swap contracts................................................ $  (695) $  --
  Futures contracts.............................................    (178)   (78)
  Options contracts.............................................     (23)    (3)
Notional Contract Amount:
  Swap contracts................................................ $11,729  $  --
  Futures contracts.............................................     683    924
  Options contracts.............................................      23    252
Notional Contract Quantity (Mmbtu):
  Swap contracts................................................   5,606     --
  Futures contracts.............................................     270    390
  Options contracts.............................................     120  1,320

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

Interest Rate Risk:

      The Company's Credit Facility provides an option for the Company to borrow funds at a variable interest rate of LIBOR plus 1.25% (See Note 4 -- Debt Obligations). In an effort to mitigate interest rate fluctuation exposure, the Company has entered into $65 million dollars of interest rate swaps under two separate swap agreements. The interest rate swap agreements entered into by the Company effectively convert $65 million of floating-rate debt to fixed-rate debt.

      The first interest rate swap agreement was entered into with Bank One in December 1997. The swap agreement effectively established a fixed three-month LIBOR interest rate setting of 6.02% for a two-year period on a notional amount of $25 million. This swap agreement was subsequently transferred to NationsBank in November 1998 and replaced with a new swap agreement. The new swap agreement provides a fixed 5.09% three month LIBOR interest rate to Midcoast with a new two year termination date of December 2000 which may, however, be extended through December 2003 at NationsBank's option on the last day of the initial term. The variable three-month LIBOR rate is reset quarterly based on the prevailing market rate, and Midcoast is obligated to reimburse NationsBank when the three-month LIBOR rate is reset below 5.09%. Conversely, NationsBank is obligated to reimburse Midcoast when the three-month LIBOR rate is reset above 5.09%. At December 31, 1998, the fair value of this interest rate swap through the initial termination date was a net liability of $20,000.

      The second interest rate swap agreement was entered into with CIBC in October 1998. The swap agreement effectively established a fixed three-month LIBOR interest rate setting of 4.475% for a three-year period on a notional amount of $40 million. The agreement, however, may be extended an additional two years through November 2003 at CIBC's option on the last day of the initial term. The variable three-month LIBOR rate is reset quarterly based on the prevailing market rate, and Midcoast is obligated to reimburse CIBC when the three-month LIBOR rate is reset below 4.475%. Conversely, CIBC is obligated to reimburse Midcoast when the three-month LIBOR rate is reset above 4.475%. At December 31, 1998, the fair value of this interest rate swap through the initial termination date was a net asset of $481,000.

      The effect of these swap agreements was to lower interest expense by $37,000 in 1998 and increase interest expense by $2,000 in 1997.

14. Segment Data:

      The Company has three reportable segments that are primarily in the business of transporting, gathering, processing and marketing of natural gas and other petroleum products. The Company's assets are segregated into reportable segments based on the type of business activity and type of customer served on the Company's assets. The Company evaluates performance based on profit or loss from operations before income taxes and other income and expense items incidental to core operations. Operating income for each segment includes total revenues less operating expenses (including depreciation) and excludes corporate administrative expenses, interest expense, interest income and income taxes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The following table presents certain financial information relating to the Company's business segments (in thousands):

                                                       For the Year Ended
                                                          December 31,
                                                    ---------------------------
                                                      1998      1997     1996
                                                    --------  --------  -------
Segment Revenues:
  Transmission..................................... $123,944  $ 64,787  $ 7,565
  End-user.........................................   94,087    36,349   14,511
  Gathering and processing.........................   15,600    11,246    6,880
                                                    --------  --------  -------
    Total segment revenues......................... $233,631  $112,382  $28,956
                                                    ========  ========  =======
Segment Operating Income:
  Transmission..................................... $ 11,677  $  5,310  $   664
  End-user.........................................    4,509     3,047    1,157
  Gathering and processing.........................    3,516     2,376    1,738
                                                    --------  --------  -------
    Total segment operating income.................   19,702    10,733    3,559
                                                    --------  --------  -------
Corporate administrative expenses..................   (6,283)   (3,455)  (1,223)
Interest expense...................................   (3,247)   (1,067)    (413)
Other income (expense), net........................      250      (297)      (9)
                                                    --------  --------  -------
Income before income taxes......................... $ 10,422  $  5,914  $ 1,914
                                                    ========  ========  =======

      The identifiable assets of the Company, by segment, are as follows (in thousands):

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
Property, Plant, and Equipment:
  Transmission............................................... $ 84,037 $ 75,287
  End-user...................................................   18,862   12,917
  Gathering and processing...................................   53,401    8,622
                                                              -------- --------
    Total segment assets.....................................  156,300   96,826
  Corporate & other..........................................    4,255    3,755
                                                              -------- --------
    Total assets............................................. $160,555 $100,581
                                                              ======== ========

      The depreciation expense of the Company, by segment, is as follows (in thousands):

                                                             For the Year Ended
                                                                December 31,
                                                             ------------------
                                                              1998   1997  1996
                                                             ------ ------ ----
Depreciation Expense:
  Transmission.............................................. $1,554 $  553 $132
  End-user..................................................    532    421  237
  Gathering and processing..................................    841    341  415
                                                             ------ ------ ----
Total segment depreciation expense..........................  2,927  1,315  784
  Corporate & other.........................................    270    277   34
                                                             ------ ------ ----
    Total depreciation expense.............................. $3,197 $1,592 $818
                                                             ====== ====== ====

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

15. Supplemental Selected Quarterly Financial Information (Unaudited):

                                                    Quarters Ended
                                       -----------------------------------------
                                       March 31 June 30 September 30 December 31
                                       -------- ------- ------------ -----------
                                       (In thousands, except per share amounts)
1998
Operating revenues.................... $67,339  $49,545   $50,301      $66,884
Operating income......................   4,134    2,551     2,589        4,279
Net income............................   2,761    1,728     1,580        3,044
Basic earnings per share..............    0.39     0.24      0.22         0.43
Diluted earnings per share............    0.38     0.23      0.22         0.42
1997
Operating revenues.................... $12,964  $12,661   $24,523      $62,596
Operating income......................   1,299    1,064     1,748        3,180
Net income............................   1,132      623     1,182        2,827
Basic earnings per share..............    0.33     0.18      0.18         0.41
Diluted earnings per share............    0.33     0.18      0.17         0.39

16. Earnings Per Share:

      In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which establishes new guidelines for calculating earnings per share. The pronouncement is effective for reporting periods ending after December 15, 1997. SFAS No. 128 requires companies to present both a basic and diluted earnings per share amount on the face of the statement of operations and to restate prior period earnings per share amounts to comply with this standard. Basic and diluted earnings per share amounts calculated in accordance with SFAS No. 128 are presented below for the years ended December 31 (in thousands, except per share amounts):

                                    1998                        1997                        1996
                         --------------------------- --------------------------- ---------------------------
                                  Average   Earnings          Average   Earnings          Average   Earnings
                          Net     Shares      Per     Net     Shares      Per     Net     Shares      Per
                         Income Outstanding  Share   Income Outstanding  Share   Income Outstanding  Share
                         ------ ----------- -------- ------ ----------- -------- ------ ----------- --------
Basic................... $9,113    7,074     $1.29   $5,764    5,115     $1.13   $1,891    2,593     $0.73
                                             =====                       =====                       =====
Effect of dilutive
 securities:
 Stock options..........     --      151                 --       86                 --       --
 Warrants...............     --       73                 --       50                 --        5
                         ------    -----             ------    -----             ------    -----
Diluted................. $9,113    7,298     $1.25   $5,764    5,251     $1.10   $1,891    2,598     $0.73
                         ======    =====     =====   ======    =====     =====   ======    =====     =====

17. Subsequent Events:

      In January 1999, the Company filed a shelf registration statement pursuant to which the Company may offer up to $200 million of common or preferred equities and various forms of debt securities. Currently, no securities have been sold under this shelf registration.

      In March 1999, the Company acquired through merger two related companies, Flare, LLC ("Flare") and Dufour Petroleum, Inc. ("DPI"). The total value of the transaction was approximately $11.1 million and could include future consideration should certain contingencies be met. The Flare and DPI shareholders received cash consideration of approximately $3.2 million, Midcoast assumed $5.5 million in debt, and the DPI shareholders received 140,574 shares of Common Stock. Flare is a natural gas processing and treating company whose principal assets include 27 portable natural gas processing and treating plants from which it earns revenues based on treating and processing fees and/or a percentage of the natural gas liquids ("NGLs") produced. DPI is an NGL, crude oil and CO\\2\\

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES transportation and marketing company. DPI operates 43 NGL and crude oil trucks and trailers, a fleet of 40 pressurized railcars and in excess of 400,000 gallons of NGL storage facilities and product treating and handling equipment. The acquisition was financed through the Company's existing credit facility and the issuance of Common Stock held in treasury.

      In March 1999, the Company completed two separate acquisitions for a combined $8.0 million in cash consideration. The acquisitions include the purchase of the Tinsley crude oil gathering pipeline from Producers Pipeline Corporation, as well as the purchase of a 70% interest in SeaCrest Company LLC ("SeaCrest"), which in turn acquired eight offshore natural gas gathering pipelines. The Tinsley system is located in Mississippi and consists of 60 miles of crude oil gathering pipeline, related truck and Mississippi River barge loading facilities and 170,000 barrels of crude oil storage. The gathering pipelines that SeaCrest acquired from Koch Industries Inc. include eight separate systems located offshore in the Gulf of Mexico, south of Louisiana, and comprise approximately 87 miles of pipeline. These systems gather gas from 23 offshore producing wells with a current total throughput of approximately 50 Mmcf/day. The Tinsley acquisition was financed through the Company's existing credit facility, and the acquisition by Seacrest was financed by Midcoast which borrowed from its existing credit facility.

      In March 1999, Midcoast announced that its newly formed, wholly owned, Midcoast Canada Operating Corporation ("MCOC") subsidiary purchased the Calmar natural gas treating plant and gathering system in Alberta, Canada from Probe Exploration Inc. ("Calmar Acquisition"). The total value of the transaction was $20 million (Canadian) or approximately $13.2 million (U.S.). The assets purchased include a 30,000 Mcf/day amine sweetening plant, 30 miles of 10 3/4 and 6 3/4 gas gathering pipeline and approximately 4,000 horsepower of compression located near Edmonton, Alberta. The system currently gathers and treats approximately 26,000 Mcf/day of sour gas from 27 producing wells operated by Probe and Courage Energy Inc. In conjunction with the purchase, Probe entered into a gas gathering and treating agreement with Midcoast, including the long-term dedication of Probe's reserves in the Leduc Field, a right of first refusal agreement on new or existing midstream assets within a defined 390 square mile area of interest, and assignment to Midcoast of an existing third party gathering and treating agreement. The acquisition was financed through the Company's credit facility which was amended as discussed below.

      In March 1999, the Company amended the Credit Agreement to increase the committed amount of borrowing availability and allow for Canadian dollar denominated loans. In anticipation of the Calmar Acquisition described above, the borrowing availability under the Credit Agreement was increased from $100 million to $125 million. In addition, the Credit Agreement was revised to allow the Company the flexibility to borrow funds in Canadian dollars in order to eliminate foreign currency exchange risks as the functional currency of the MCOC subsidiary will be Canadian dollars.

                    INDEPENDENT AUDITOR'S REPORT ON SCHEDULE

Shareholders and Board of Directors Midcoast Energy Resources, Inc.
Houston, Texas

      We have audited the consolidated financial statements Midcoast Energy Resources, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998. Our audits for such years also included the financial statement schedule of Midcoast Energy Resources, Inc. and subsidiaries, listed in Item 14-(a)2, for each of the years in the three-year period ended December 31, 1998. This financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

HEIN + ASSOCIATES LLP

Houston, Texas
March 18, 1999

                                  SCHEDULE II

                        MIDCOAST ENERGY RESOURCES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                  Years Ended December 31, 1998, 1997 and 1996
                                 (in thousands)

Column A                  Column B       Column C               Column D     Column E

                                                                             Balance
                         Balance At Charged To    Charged                     At End
                         Beginning  Costs and     To Other                      of
Description              Of Period   Expenses     Accounts     Deductions     Period
------------------------ ---------- ----------    --------     ----------    --------
1998
Allowance for doubtful
 accounts...............   $  494    $    --      $   (309)(a)  $   (93)(b)   $   92
Valuation allowance on
 deferred tax assets....   $4,581    $(1,089)(c)  $2,207(d)(e)  $(1,145)(f)   $4,554
1997
Allowance for doubtful
 accounts...............   $   --    $    --      $  494(a)     $    --       $  494
Valuation allowance on
 deferred tax assets....   $3,727    $    --      $2,664(d)     $(1,810)(f)   $4,581
1996
Valuation allowance on
 deferred tax assets....   $4,834    $    --      $     --      $(1,107)(f)   $3,727

--------
(a) Due to Midla Acquisition.

(b) Represents uncollectible accounts written off.

(c) Removal of valuation allowance on deferred tax assets that are more likely than not to be utilized in the future.

(d) Adjustment of federal net operating loss carryforwards and related valuation allowance to reconcile to federal income tax return.

(e) Valuation allowance on federal net operating loss carryforwards acquired in connection with the Midla Acquisition.

(f) Represents utilization of federal net operating loss carryforwards.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                                      March 31,
                                                                        1999
                                                                      ---------
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................... $  2,021
  Accounts receivable, net of allowance of $92.......................   43,023
  Materials and supplies, at average cost............................    1,364
                                                                      --------
    Total current assets.............................................   46,408
                                                                      --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Natural gas transmission facilities................................  180,792
  Investment in transmission facilities..............................    1,358
  Natural gas processing facilities..................................   10,090
  Oil and gas properties, using the full-cost method of accounting...    1,383
  Other property and equipment.......................................    2,976
                                                                      --------
                                                                       196,599
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION.................   (7,639)
                                                                      --------
                                                                       188,960
OTHER ASSETS, net of amortization....................................    1,799
                                                                      --------
    Total assets..................................................... $237,167
                                                                      ========
                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities........................... $ 36,277
  Current portion of long-term debt payable to banks.................      176
  Short-term borrowing from bank.....................................    5,833
  Other current liabilities..........................................       69
                                                                      --------
    Total current liabilities........................................   42,355
                                                                      --------
LONG-TERM DEBT PAYABLE TO BANKS......................................  111,567
OTHER LIABILITIES....................................................    2,078
DEFERRED INCOME TAXES................................................   11,025
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES.......................      593
COMMITMENTS AND CONTINGENCIES (Note 4)
SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value, 31,250,000 shares authorized,
   7,149,513 shares issued at March 31, 1999 (Note 2)................       71
  Paid in capital....................................................   80,955
  Accumulated deficit................................................   (9,134)
  Unearned compensation..............................................       (4)
  Less: Cost of 181,125 and 157,301 treasury shares, respectively....   (2,339)
                                                                      --------
    Total shareholders' equity.......................................   69,549
                                                                      --------
    Total liabilities and shareholders' equity....................... $237,167
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     (In thousands, except per share data)

                                                 For the Three Months Ended
                                                 ----------------------------
                                                   March 31,      March 31,
                                                     1998           1999
                                                 -------------  -------------
OPERATING REVENUES:
  Sale of natural gas and other petroleum
   products..................................... $      63,176  $      75,200
  Transportation fees...........................         2,976          4,632
  Natural gas processing and treating revenue...         1,099          1,893
  Other.........................................            88            339
                                                 -------------  -------------
    Total operating revenues....................        67,339         82,064
                                                 -------------  -------------
OPERATING EXPENSES:
  Cost of natural gas and other petroleum
   products.....................................        60,465         72,272
  Natural gas processing and treating costs.....           444            982
  Depreciation, depletion and amortization......           693          1,409
  General and administrative....................         1,603          1,928
                                                 -------------  -------------
    Total operating expenses....................        63,205         76,591
                                                 -------------  -------------
OPERATING INCOME................................         4,134          5,473
NON-OPERATING ITEMS:
  Interest expense..............................          (599)        (1,503)
  Minority interest in consolidated
   subsidiaries.................................            (2)           (40)
  Other income (expense), net...................            31              5
                                                 -------------  -------------
INCOME BEFORE INCOME TAXES......................         3,564          3,935
PROVISION FOR INCOME TAXES
  Current.......................................           (70)          (463)
  Deferred......................................          (733)          (217)
                                                 -------------  -------------
NET INCOME...................................... $       2,761  $       3,255
                                                 =============  =============
EARNINGS PER COMMON SHARE:
  Basic.........................................         $0.39           $.47
                                                 =============  =============
  Diluted.......................................         $0.38           $.46
                                                 =============  =============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING:
  Basic.........................................     7,101,663      6,931,098
                                                 =============  =============
  Diluted.......................................     7,350,138      7,148,391
                                                 =============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                MIDCOAST ENERGY RESOURCES INC., AND SUBSIDIARIES

       UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                       (In thousands, except share data)

                                                                                Total
                          Common Paid-in Accumulated   Unearned   Treasury  Shareholders'
                          Stock  Capital   Deficit   Compensation  Stock       Equity
------------------------  ------ ------- ----------- ------------ --------  -------------
Balance, December 31,
 1998...................   $71   $80,955  $(11,947)      $(4)     $(2,791)     $66,284
Net income..............    --        --     3,255        --           --        3,255
Treasury stock purchased
 (116,750 shares).......    --        --        --        --       (1,990)      (1,990)
Treasury stock issued in
 connection with the DPI
 acquisition (140,574
 shares) (Note 3).......    --        --        --        --        2,442        2,442
Common stock dividends,
 $.06 per share.........    --        --      (442)       --           --         (442)
                           ---   -------  --------       ---      -------      -------
Balance, March 31,
 1999...................   $71   $80,955  $ (9,134)      $(4)     $(2,339)     $69,549
                           ===   =======  ========       ===      =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                  For the Three Months Ended
                                                  ----------------------------
                                                    March 31,      March 31,
                                                      1998           1999
                                                  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income......................................  $      2,761  $       3,255
 Adjustments to arrive at net cash provided
  (used) in operating activities--
  Depreciation, depletion and amortization.......           693          1,409
  Deferred income taxes..........................           733            217
  Recognition of deferred income.................           (21)           (21)
  Minority interest in consolidated
   subsidiaries..................................             2             40
  Other..........................................            13             --
  Changes in working capital accounts--
   (Increase) decrease in accounts receivable....           577        (10,003)
   (Increase) decrease in other current assets...           163             (1)
   Increase (decrease) in accounts payable and
    accrued liabilities..........................        (5,378)         4,660
                                                   ------------  -------------
    Net cash used by operating activities........          (457)          (444)
                                                   ------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions....................................            --        (28,591)
 Capital expenditures............................        (1,622)        (4,949)
 Other...........................................          (129)          (556)
                                                   ------------  -------------
    Net cash used by investing activities........        (1,751)       (34,096)
                                                   ------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Bank debt borrowings............................        12,233         90,051
 Bank debt repayments............................        (9,773)       (51,487)
 Purchase of treasury stock......................            --         (1,990)
 Advances to affiliates..........................            --           (610)
 Receipts from affiliates........................            --            839
 Contributions from (distributions to) joint
  venture partners...............................           (30)            --
 Dividends on common stock.......................          (413)          (442)
                                                   ------------  -------------
    Net cash provided by financing activities....         2,017         36,361
                                                   ------------  -------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.....................................          (191)         1,821
CASH AND CASH EQUIVALENTS, beginning of period...           308            200
                                                   ------------  -------------
CASH AND CASH EQUIVALENTS, end of period.........  $        117  $       2,021
                                                   ============  =============
CASH PAID FOR INTEREST...........................  $        842  $       2,638
                                                   ============  =============
CASH PAID FOR INCOME TAXES.......................  $        101  $          --
                                                   ============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

      The accompanying unaudited financial information has been prepared by Midcoast Energy Resources, Inc. ("Midcoast" or the "Company") in accordance with the instructions to Form 10-Q. The unaudited information furnished reflects all adjustments, all of which were of a normal recurring nature, which are, in the opinion of the Company, necessary for a fair presentation of the results for the interim periods presented. Although the Company believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures, including significant accounting policies, normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Certain reclassification entries were made with regard to the Consolidated Financial Statements for the periods presented in 1998 so that the presentation of the information is consistent with reporting for the Consolidated Financial Statements in 1999. It is suggested that the financial information be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

2. Capital Stock

      In February 1999, the Company's board of directors announced a five-for-four common stock split. The stock split was effective for shareholders of record on February 11, 1999, and was distributed on March 1, 1999. No fractional shares were issued as a result of the stock split and stockholders entitled to a fractional share received a cash payment equal to the market value of the fractional share at the close of the market on the record date. Net income per share, dividends per share and weighted average shares outstanding have been retroactively restated to reflect the five-for-four stock split.

3. Acquisitions

Calmar Acquisition

      The Company purchased the Calmar system in Alberta, Canada from Probe Exploration, Inc. ("Probe"). The total value of the transaction was approximately $13.2 million (U.S.). The assets purchased include a 30 Mmcf per day amine sweetening plant, 30 miles of gas gathering pipeline and approximately 4,000 horsepower of compression located near Edmonton, Alberta. The Calmar system currently gathers and treats approximately 24 Mmcf per day of sour gas from 27 producing wells operated by Probe and Courage Energy Inc. In conjunction with the purchase, Probe entered into a gas gathering and treating agreement with us, including the long-term dedication of Probe's reserves in the Leduc Field, a right of first refusal agreement on new or existing midstream assets within a defined 390-square mile area of interest, and an assignment to us of an existing third party gathering and treating agreement.

DPI and Flare Acquisitions

      The Company purchased two related companies, Flare, L.L.C. and Dufour Petroleum, Inc. ("DPI"). The total value of the transaction was approximately $11.1 million and could include future consideration should certain contingencies be met. The Flare and DPI shareholders received cash consideration of approximately $3.2 million, Midcoast assumed $5.5 million in debt, and the DPI shareholders received 140,574 shares of our common stock. Flare is a natural gas processing and treating company whose principal assets include 27 portable natural gas processing and treating plants from which it earns revenues based on treating and processing fees and/or a percentage of the NGLs produced. DPI is an NGL, crude oil and CO2 transportation and marketing company. DPI operates 43 NGL and crude oil trucks and trailers, a fleet of 40 pressurized railcars and in excess of 400,000 gallons of NGL storage

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES facilities and product treating and handling equipment. The acquisition was funded through the Company's existing credit facility.

Tinsley Acquisition

      The Company purchased the Tinsley crude oil gathering pipeline for $5.2 million. The Tinsley system is located in Mississippi and consists of 60 miles of crude oil gathering pipeline, related truck and Mississippi River barge loading facilities and 170,000 barrels of crude oil storage. The acquisition was funded through the Company's existing credit facility.

Seacrest Acquisition

      The Company also completed the purchase of a 70% interest in SeaCrest Company, L.L.C. for $1.5 million, which in turn acquired seven active offshore natural gas gathering pipelines. The gathering pipelines that SeaCrest acquired from Koch Industries include seven active systems located offshore in the Gulf of Mexico, south of Louisiana, and comprise approximately 81 miles of pipeline. These systems gather gas from 23 offshore producing wells with a current total throughput of approximately 49 Mmcf per day. The acquisition was funded through the Company's existing credit facility.

4. Commitments and Contingencies

Employment Contracts

      Certain executive officers of the Company have entered into employment contracts, which through amendments provide for employment terms of varying lengths the longest of which expires in April 2001. These agreements may be terminated by mutual consent or at the option of the Company for cause, death or disability. In the event termination is due to death, disability or defined changes in the ownership of the Company, the full amount of compensation remaining to be paid during the term of the agreement will be paid to the employee or their estate, after discounting at 12% to reflect the current value of unpaid amounts.

MIT Contingency

      As part of the Company's acquisition of MIT, the Company has agreed to pay additional contingent annual payments, which will be treated as deferred purchase price adjustments, not to exceed $250,000 per year. The amount each year is dependent upon revenues received by the Company from certain gas transportation contracts. The contingency is due over an eight-year period commencing April 1, 1998, and payable at the end of each anniversary date. The Company is obligated to pay the lesser of 50% of the gross revenues received under these contracts or $250,000. At March 31, 1999, the Company has accrued $250,000 as an additional purchase price adjustment.

Midla Contingency

      As a condition of the Midla acquisition, the Company agreed that if a specific contract with a third party was executed prior to October 2, 1999, which included specific provisions regarding price and throughputs, Midcoast would be obligated to issue 137,500 warrants to acquire Midcoast common stock at an exercise price of $15.82 per share to Republic. In addition, concurrent with initial expenditures on the project, the Company would incur a $1.2 million cash obligation to Republic Gas Partners, L.L.C. At March 31, 1999, none of the provisions of this contingency have been met.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

5. EARNINGS PER SHARE

      In March 1997, the FASB issued SFAS No. 128, entitled "Earnings Per Share", which establishes new guidelines for calculating earnings per share. The pronouncement is effective for reporting periods ending after December 31, 1997. SFAS No. 128 requires companies to present both a basic and diluted earnings per share amount on the face of the statement of operations and to restate prior period earnings per share amounts to comply with this standard. Basic and diluted earnings per share amounts calculated in accordance with SFAS No. 128 are presented below for the three-months ended March 31 (in thousands, except per share amounts):

                                  For the Three Months Ended March 31,
                         -------------------------------------------------------
                                    1998                        1999
                         --------------------------- ---------------------------
                                  Average   Earnings          Average   Earnings
                          Net     Shares      Per     Net     Shares      Per
                         Income Outstanding  Share   Income Outstanding  Share
                         ------ ----------- -------- ------ ----------- --------
Basic................... $2,761    7,102      $.39   $3,255    6,931      $.47
                                              ====                        ====
Effect of dilutive
 securities:
  Stock options.........             153                         207
  Warrants..............              95                          10
                         ------    -----             ------    -----
Diluted................. $2,761    7,350      $.38   $3,255    7,148      $.46
                         ======    =====      ====   ======    =====      ====

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

6. SEGMENT DATA

      The Company has three reportable segments that are primarily in the business of transporting; gathering, processing and treating; and marketing of natural gas and other petroleum products. The Company's assets are segregated into reportable segments based on the type of business activity and type of customer served on the Company's assets. The Company evaluates performance based on profit or loss from operations before income taxes and other income and expense items incidental to core operations. Operating income for each segment includes total revenues less operating expenses (including depreciation) and excludes corporate administrative expenses, interest expense, interest income and income taxes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. The following table presents certain financial information relating to the Company's business segments (in thousands):

                                                                For the Three
                                                                Months Ended
                                                                  March 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
Segment Revenues:
  Transmission................................................ $41,311  $36,024
  End-User....................................................  23,669   28,547
  Gathering, Processing and Treating..........................   2,271   17,154
                                                               -------  -------
Total Segment Revenues........................................ $67,251  $81,725
                                                               =======  =======
Segment Operating Income:
  Transmission................................................ $ 3,874  $ 4,543
  End-User....................................................   1,292    1,520
  Gathering, Processing and Treating..........................     555    1,094
                                                               -------  -------
Total Segment Operating Income................................   5,721    7,157
                                                               -------  -------
  Corporate administrative expenses...........................  (1,603)  (1,928)
  Interest expense............................................    (599)  (1,503)
  Other income (expense), net.................................      45      209
                                                               -------  -------
Income Before Income Taxes.................................... $ 3,564  $ 3,935
                                                               =======  =======

      The identifiable assets of the Company, by segment, are as follows (in thousands):

                                                                  March 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
Property, Plant and Equipment
  Transmission............................................... $ 85,774 $104,471
  End-User...................................................    5,158    8,289
  Gathering, Processing and Treating.........................   10,858   82,539
                                                              -------- --------
Total Segment Assets.........................................  101,790  195,299
  Corporate and other........................................      672    1,300
                                                              -------- --------
Total Assets................................................. $102,462 $196,599
                                                              ======== ========

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES

      The depreciation expense of the Company, by segment, is as follows (in thousands):

                                                                      For the
                                                                       Three
                                                                      Months
                                                                    Ended March
                                                                        31,
                                                                    -----------
                                                                    1998  1999
                                                                    ---- ------
Depreciation Expense:
  Transmission..................................................... $390 $  372
  End-User.........................................................  136    205
  Gathering, Processing and Treating...............................  105    737
                                                                    ---- ------
Total Segment Depreciation Expense.................................  631  1,314
  Corporate and other..............................................   62     95
                                                                    ---- ------
Total Depreciation Expense......................................... $693 $1,409
                                                                    ==== ======

7. NEW ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED

      The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS 133 will be material to its financial position.

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                                3,460,000 Shares

                                [MIDCOAST LOGO]

                                  Common Stock

                     ------------------------------------
                             PROSPECTUS SUPPLEMENT
                     ------------------------------------

                              Merrill Lynch & Co.
                               CIBC World Markets
                             Prudential Securities

                                  May 24, 1999

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